Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

WELLSPRING OMNI HOLDINGS CORPORATION,

WELLSPRING OMNI ACQUISITION CORPORATION

and

OMNI ENERGY SERVICES CORP,

June 3, 2010

TABLE OF CONTENTS

ARTICLE I THE MERGER		2

1.1	The Merger	2
1.2	Closing	2
1.3	Effective Time of the Merger	2
1.4	Effects of the Merger	2

ARTICLE II EFFECT OF THE MERGER ON THE OUTSTANDING SECURITIES OF THE COMPANY AND ACQUISITION; EXCHANGE PROCEDURES		3

2.1	Effect on Capital Stock	3
2.2	Exchange of Certificates	5
2.3	Effect of the Merger on Company Stock Options, Company Restricted Stock and Warrants	7
2.4	Redemption of Company Preferred Stock	8

ARTICLE III REPRESENTATIONS AND WARRANTIES		9

3.1	Representations and Warranties of the Company	9
3.2	Representations and Warranties of Parent and Acquisition	36

ARTICLE IV COVENANTS RELATING TO CONDUCT OF BUSINESS		40

4.1	Affirmative Covenants of the Company	40
4.2	Negative Covenants of the Company	40

ARTICLE V ADDITIONAL AGREEMENTS		44

5.1	Access to Information; Confidentiality	44
5.2	No Solicitation	44
5.3	Fees and Expenses	50
5.4	Indemnification; Directors’ and Officers’ Insurance	53
5.5	Reasonable Best Efforts	54
5.6	Publicity	55
5.7	Consents and Approvals; State Takeover Laws	55
5.8	Notification of Certain Matters	56
5.9	Continuation of Employee Benefits	56
5.10	Preparation of the Proxy Statement; Special Meeting	57
5.11	Stockholder Litigation	59
5.12	Payoff Letters	59
5.13	Resignations	59
5.14	Financing	59
5.15	Company Common Stock De-listing	61
5.16	Tax Matters	61

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ARTICLE VI CONDITIONS PRECEDENT		62

6.1	Conditions to Each Party’s Obligation to Effect the Merger	62
6.2	Conditions to the Obligation of Parent and Acquisition to Effect the Merger	62
6.3	Conditions to Obligation of the Company to Effect the Merger	64

ARTICLE VII TERMINATION AND ABANDONMENT		64

7.1	Termination and Abandonment	64
7.2	Effect of Termination	67

ARTICLE VIII MISCELLANEOUS		67

8.1	Survival of Representations, Warranties, Covenants and Agreements	67
8.2	Specific Performance	67
8.3	Notices	68
8.4	Interpretation	70
8.5	Schedules	70
8.6	Definitions	71
8.7	Counterparts	74
8.8	Entire Agreement; No Third Party Beneficiaries	74
8.9	Amendment	75
8.10	Waiver	75
8.11	Governing Law	75
8.12	Submission to Jurisdiction; Waiver of Jury Trial	75
8.13	Assignment	76
8.14	Severability	77

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of June 3, 2010 (this “Agreement”), is made and entered into by and among WELLSPRING OMNI HOLDINGS CORPORATION, a Delaware corporation (“Parent”), WELLSPRING OMNI ACQUISITION CORPORATION, a Delaware corporation (“Acquisition”), and OMNI ENERGY SERVICES CORP., a Louisiana corporation (the “Company”).

RECITALS

WHEREAS, the Board of Directors of each of Parent, Acquisition and the Company (in the case of the Company acting on the recommendation of a special committee (the “Special Committee”) formed for the purpose of representing the Company in connection with the transactions contemplated hereby and any alternatives thereto) has deemed it advisable and in the best interests of their respective stockholders for Acquisition to merge with and into the Company (the “Merger”) pursuant to Sections 12:111 et seq. of the Louisiana Business Corporation Law (the “LBCL”) and Section 251 of the Delaware General Corporation Law (the “DGCL”) upon the terms and subject to the conditions set forth herein;

WHEREAS, the Board of Directors of each of Parent, Acquisition and the Company has unanimously approved and deemed advisable this Agreement, the Merger and the transactions contemplated by this Agreement;

WHEREAS, concurrently with the execution of this Agreement, Wellspring Capital Partners IV, L.P. (the “Guarantor”) has entered into a Limited Guaranty (the “Limited Guaranty”), in the form attached hereto as Exhibit A in favor of the Company with respect to certain of the obligations of Parent arising under, or in connection with, this Agreement;

WHEREAS, concurrently with the execution of this Agreement, and as a condition to the willingness of Parent and Acquisition to enter into this Agreement, Parent and certain stockholders of the Company have entered into a voting agreement in the form attached hereto as Exhibit B (collectively, the “Voting Agreements”), pursuant to which such stockholders have agreed, subject to the terms thereof, to vote all of their shares of (i) common stock, par value $0.01 per share, of the Company (“Company Common Stock”) and (ii) preferred stock, no par value, of the Company (“Company Preferred Stock”) in favor of the approval and adoption of this Agreement and have granted an irrevocable proxy to Parent for that purpose; and

WHEREAS, Parent, Acquisition and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the LBCL and the DGCL, Acquisition shall be merged with and into the Company at the Effective Time (as hereinafter defined). At the Effective Time, the separate corporate existence of Acquisition shall cease and the Company shall continue as the surviving corporation under the name “OMNI Energy Services Corp.” and shall succeed to and assume all of the rights and obligations of the Company and Acquisition in accordance with the LBCL. As the context requires, the Company is sometimes hereinafter referred to as the “Surviving Corporation”.

1.2 Closing. Unless this Agreement shall have been terminated and the Merger shall have been abandoned pursuant to Section 7.1, the consummation of the Merger (the “Closing”) shall take place at 9:00 a.m. Eastern time on the third Business Day after the satisfaction or waiver of all of the conditions set forth in Article VI (other than those conditions which by their nature are to be satisfied at Closing, but subject to the fulfillment or waiver of those conditions) (the “Closing Date”) at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York 10019-6064. As used in this Agreement “Business Day” means any day other than (a) Saturday or Sunday or (b) any other day on which banks in the State of New York are permitted or required to be closed.

1.3 Effective Time of the Merger. At the Closing, the parties hereto shall cause the Merger to be consummated by filing certificates of merger (the “Certificates of Merger”) simultaneously with the Secretary of State of the State of Louisiana as provided in the LBCL and the Secretary of State of the State of Delaware as provided in the DGCL. The Merger shall become effective upon such filings or at such time thereafter as Parent, Acquisition and the Company shall agree and specify in the Certificates of Merger (the “Effective Time”).

1.4 Effects of the Merger.

(a) The Merger shall have the effects set forth in this Agreement, the Certificates of Merger and the applicable provisions of the LBCL and the DGCL.

(b) The directors of Acquisition and the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the initial directors and officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the articles of incorporation and by-laws of the Surviving Corporation.

(c) The articles of incorporation and the by-laws of the Company, each as in effect immediately prior to the Effective Time, shall be the articles of incorporation and the by-laws of the Surviving Corporation, in each case until thereafter amended in accordance with the LBCL and the applicable provisions of such articles of incorporation and by-laws.

ARTICLE II

EFFECT OF THE MERGER ON THE OUTSTANDING SECURITIES

OF THE COMPANY AND ACQUISITION; EXCHANGE PROCEDURES

2.1 Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock or Acquisition Common Stock (as hereinafter defined):

(a) Common Stock of Acquisition. Each share of common stock, par value $0.01 per share, of Acquisition (the “Acquisition Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) Cancellation of Treasury Stock, Company Common Stock and Company Preferred Stock Owned by Parent or Acquisition. Each share of Company Common Stock and Company Preferred Stock that is owned by Parent or Acquisition or any of their direct or indirect subsidiaries or held by the Company or any direct or indirect subsidiary of the Company as treasury stock (collectively, the “Excluded Shares”), including each Rollover Share (as hereinafter defined), shall automatically be canceled and retired and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.

(c) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time other than Excluded Shares, Dissenting Shares (as hereinafter defined) and Rollover Shares shall be canceled and converted into the right to receive $2.75 in cash, without interest (the “Merger Consideration”). Pursuant to the terms of the Rollover Agreement (as hereinafter defined), immediately prior to the Effective Time, (i)(A) certain Rollover Shares that are Company Common Stock shall be contributed to Parent in exchange for a number of shares of Parent Common Stock (as hereinafter defined) having a dollar value equal to the Merger Consideration that would have otherwise been payable in cash in accordance with Section 2.2 in respect of such Rollover Shares had the rollover not occurred and (B) certain Rollover Shares that are Company Preferred Stock shall be contributed to Parent in exchange for a number of shares of Parent Common Stock valued as though such Rollover Shares were converted into Company Common Stock immediately prior to the Effective Time and paid the Merger Consideration in cash in accordance with Section 2.2, such shares of Parent Common Stock in each case to have the same financial and economic terms as the Parent Common Stock acquired by Affiliates of Parent and (ii) certain Rollover Shares that are Company Preferred Stock shall be contributed to a subsidiary of Parent to be formed prior to the Effective Time (“Intermediate Holdco”) in exchange for a number of shares of Intermediate Preferred Stock (as hereinafter defined) valued as though such Rollover Shares were converted into Company Common Stock immediately prior to the Effective Time and paid the Merger Consideration in cash in accordance with Section 2.2, such shares of Intermediate Preferred Stock to have the financial and economic terms as set forth in the Rollover

Agreement. As used in this Agreement, (i) “Rollover Shares” shall mean the shares of Company Common Stock or Company Preferred Stock as provided in the Rollover Agreement; (ii) the “Rollover Agreement” shall mean the agreement entered into on the date hereof, by and among Parent, Brian Recatto, Dennis Sciotto and Edward Colson; (iii) “Parent Common Stock” shall mean the shares of common stock of Parent; and (iv) “Intermediate Preferred Stock” shall mean the shares of convertible preferred stock of Intermediate Holdco.

(d) Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and that are held by a holder who was entitled to and has validly demanded appraisal rights in accordance with Section 12:131 of the LBCL (“Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration but instead shall be converted into the right to receive payment from the Surviving Corporation with respect to such Dissenting Shares in accordance with Section 12:131 of the LBCL (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive such consideration as determined pursuant to Section 12:131 of the LBCL); provided, however, that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost such right to appraisal and payment under the LBCL, each share of such holder’s shares of Company Common Stock shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 2.1(c), without any interest thereon, and such shares shall not be deemed to be Dissenting Shares. The Company shall give prompt notice to Parent of any demands, attempted withdrawals of such demands and any other instruments served pursuant to the LBCL received by the Company for appraisal of shares of Company Common Stock, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to, settle, offer to settle, or approve any withdrawal of any such demands.

(e) Cancellation and Retirement of Company Common Stock. As of the Effective Time, all shares of Company Common Stock (other than Excluded Shares, Dissenting Shares and Rollover Shares) that are issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of certificates (“Certificates”) or book-entry shares (“Book-Entry Shares”) representing any shares of Company Common Stock being converted into the right to receive the Merger Consideration pursuant to Section 2.1(c) shall cease to have any rights with respect to such shares, except the right to receive a cash amount equal to the Merger Consideration multiplied by the number of shares so represented, without interest thereon, to be paid in consideration therefor upon surrender of such Certificates or Book-Entry Shares in accordance with Section 2.2(b).

(f) Certain Adjustments. In the event that prior to the Effective Time, solely as a result of a reclassification, stock split (including a reverse stock split), combination or exchange of shares, stock dividend or stock distribution which in any such event is made on a pro rata basis to all holders of Company Common Stock, there is a change in the number of shares of Company Common Stock outstanding or issuable upon the conversion, exchange or exercise of securities or rights convertible or exchangeable or exercisable for shares of Company Common Stock, then the Merger Consideration shall be equitably adjusted to eliminate the effects of such event.

2.2 Exchange of Certificates.

(a) Paying Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company to act as paying agent (the “Paying Agent”) for the payment of the Merger Consideration upon surrender of the Certificates or Book-Entry Shares. At the Effective Time, Parent shall deposit (or cause to be deposited) with the Paying Agent, for the benefit of the holders of such Certificates or Book-Entry Shares, for use in the payment of the Merger Consideration in accordance with this Article II, the aggregate Merger Consideration for all shares of Company Common Stock to be converted pursuant to Section 2.1(c) (the aggregate of all such cash consideration being hereinafter referred to as the “Merger Fund”). The Paying Agent shall, pursuant to irrevocable instructions of the Surviving Corporation given on the Closing Date, make payments of the Merger Consideration out of the Merger Fund. The Merger Fund shall not be used for any other purpose.

(b) Exchange Procedures. Promptly after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail or deliver to each Person (as hereinafter defined) who is a holder of record of a Certificate or Book-Entry Share that immediately prior to the Effective Time represented outstanding shares of Company Common Stock and whose shares are being converted into the Merger Consideration pursuant to Section 2.1(c) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass, only upon delivery of the Certificates or Book-Entry Shares to the Paying Agent and shall otherwise be in a form and have such other provisions as the Surviving Corporation may reasonably specify) containing instructions for use by holders of Company Common Stock to effect the exchange of their shares of Company Common Stock for the Merger Consideration as provided herein. As soon as practicable after the Effective Time, each holder of an outstanding Certificate or Book-Entry Shares shall, upon surrender to the Paying Agent of such Certificate or Book-Entry Share and such letter of transmittal duly executed and completed in accordance with the instructions thereto (together with such other documents as the Paying Agent may reasonably request) and acceptance thereof by the Paying Agent (or, with respect to Book-Entry Shares, upon the entry through a book-entry transfer agent of the surrender of such shares of Company Common Stock on a book-entry account statement), be entitled to an amount of cash (payable by check) equal to the Merger Consideration multiplied by the number of shares of Company Common Stock formerly represented by such Certificate or Book-Entry Share. The Paying Agent shall accept such Certificates and Book-Entry Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If cash is to be remitted to a Person other than the Person in whose name the Certificate or Book-Entry Share surrendered for exchange is registered, it shall be a condition of such exchange that the

Certificate or Book-Entry Share so surrendered shall be properly endorsed, with signature guaranteed, or otherwise in proper form for transfer and that the Person requesting such exchange shall pay to the Paying Agent any transfer or other taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate or Book-Entry Share so surrendered, or shall establish to the satisfaction of the Paying Agent that such tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 2.2(b), at any time after the Effective Time, each Certificate or Book-Entry Share shall be deemed to represent only the right to receive the Merger Consideration for the shares represented thereby upon such surrender as contemplated by Section 2.1. No interest will be paid or will accrue on any cash payable as Merger Consideration.

(c) No Further Ownership Rights in Company Common Stock Exchanged for Cash. All cash paid upon the surrender for exchange of Certificates or Book-Entry Shares representing shares of Company Common Stock in accordance with the terms of this Section 2.2 shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock exchanged for cash theretofore represented by such Certificates or Book-Entry Shares, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for transfer, they shall be canceled and exchanged as provided in this Section 2.2.

(d) Termination of Merger Fund. Any portion of the Merger Fund which remains undistributed to the holders of Certificates or Book-Entry Shares for 180 days after the Effective Time shall be delivered to the Surviving Corporation, and any holders of Certificates or Book-Entry Shares who have not theretofore complied with this Section 2.2 shall thereafter look only to the Surviving Corporation, and only as general creditors thereof for payment of the Merger Consideration, subject to any applicable escheat, abandoned property or similar Law and the articles of incorporation of the Surviving Corporation.

(e) No Liability. None of Parent, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any cash from the Merger Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f) Investment of Merger Fund. The Paying Agent shall invest any cash in the Merger Fund as directed by Parent or, after the Effective Time, the Surviving Corporation. Any interest and other income resulting from such investments shall be paid to the Surviving Corporation or Parent, as Parent directs.

(g) Withholding Rights. The Surviving Corporation or the Paying Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the United States Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”), or any provision of state, local or foreign tax Law. To the extent that amounts are so deducted and withheld by the Surviving Corporation or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by the Surviving Corporation or the Paying Agent.

(h) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may require as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable pursuant to this Agreement.

2.3 Effect of the Merger on Company Stock Options, Company Restricted Stock and Warrants.

(a) Prior to the Effective Time the Board of Directors of the Company or any committee administering the Stock Plans (as hereinafter defined) shall take all actions necessary, and obtain all consents necessary, so that each outstanding Company Stock Option (as hereinafter defined) heretofore granted under any Stock Plan shall become fully vested and exercisable at the Effective Time and shall be cancelled in exchange for the right to receive a cash payment by the Surviving Corporation of an amount equal to (i) the excess, if any, of (x) the Merger Consideration over (y) the exercise price per share of Company Common Stock subject to such Company Stock Option, multiplied by (ii) the number of shares of Company Common Stock for which such Company Stock Option shall not theretofore have been exercised. Reasonably promptly after the Effective Time the Surviving Corporation shall pay the holders of Company Stock Options the cash payments specified in this Section 2.3(a) less any required withholding taxes as specified in Section 2.3(d).

(b) Prior to the Effective Time the Board of Directors of the Company or any committee administering the Stock Plans shall take all actions necessary, and obtain all consents necessary, so that all restrictions on each outstanding share of Company Restricted Stock (as hereinafter defined) heretofore granted under any Stock Plan shall lapse at the Effective Time and each such share of Company Restricted Stock shall be cancelled in exchange for the right to receive a cash payment by the Surviving Corporation of an amount equal to the Merger Consideration. Reasonably promptly after the Effective Time the Surviving Corporation shall pay the holders of shares of Company Restricted Stock the cash payments specified in this Section 2.3(b), less any required withholding taxes as specified in Section 2.3(d).

(c) Prior to the Effective Time the Board of Directors of the Company shall take all actions necessary, and obtain all consents necessary, so that each outstanding

Warrant (as hereinafter defined) shall be exercisable at the Effective Time, to the extent not expiring prior thereto under their terms, and shall be cancelled thereafter and shall evidence only the right to receive a cash payment by the Surviving Corporation of an amount equal to (i) the excess, if any, of (x) the Merger Consideration over (y) the exercise price per share of Company Common Stock subject to such Warrant multiplied by (ii) the number of shares of Company Common Stock that would otherwise have been issuable under such Warrants. Nothing in this Section 2.3(c) shall give any rights in respect of exercise or receipt of Merger Consideration in respect of any Warrants that by their terms have expired prior to the Effective Time or been previously exercised. Reasonably promptly after the Effective Time the Surviving Corporation shall pay the Persons entitled to payments under the Warrants the cash payments specified in this Section 2.3(c).

(d) Immediately following the payment of all amounts payable pursuant to this Section 2.3, the Stock Plans and all award agreements thereunder shall terminate, and the provisions in any other agreement, arrangement or benefit plan providing for the issuance, transfer or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company shall be deleted or eliminated as of the Effective Time, and the Company shall take such actions to ensure that as of the Effective Time no holder of a Company Stock Option, Warrants, shares of Company Restricted Stock or any participant in or a party to any Stock Plan or other agreement, arrangement or benefit plan shall have any right thereunder to acquire any capital stock, any interest in respect of any capital stock of the Surviving Corporation or any other rights with respect thereto, except the right to receive the cash payments specified in this Section 2.3. The Surviving Corporation shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Section 2.3 to any holder of Company Stock Options or Company Restricted Stock or holder of Warrants (a “Warrant Holder”) such amounts as the Surviving Corporation is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax Law. To the extent that amounts are so deducted and withheld by the Surviving Corporation, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Stock Options or Company Restricted Stock or Warrant Holders, as the case may be, in respect of which such deduction and withholding was made by the Surviving Corporation.

2.4 Redemption of Company Preferred Stock.

(a) After the date hereof, the Company shall, in accordance with the Company’s articles of incorporation, deliver a notice, in form and substance reasonably satisfactory to Parent, to the holders of Series C 9% Convertible Preferred Stock, a series of Company Preferred Stock (“Series C Stock”), stating that the Company will redeem each outstanding share of Series C Stock (other than any Rollover Shares that are Series C Stock) for an amount in cash equal to the Preferred Liquidation Value (as defined in the Company’s articles of incorporation), plus all accrued dividends thereon, whether or not declared or due in respect thereof, immediately prior to the Effective Time as determined in accordance with the Company’s articles of incorporation.

(b) Immediately prior the Effective Time, the Company shall redeem all outstanding shares of Series C Stock (other than any Rollover Shares that are Series C Stock) and shall pay each holder of Series C Stock a redemption payment in accordance with the terms of Section 2.4(a) and the Company’s articles of incorporation.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Company. Except as disclosed to Parent and Acquisition in the Schedules noted herein and attached hereto or as specifically disclosed in the Company SEC Documents (as hereinafter defined) filed with the SEC and available on its EDGAR database from and after December 31, 2009, and prior to the date of this Agreement (excluding (i) any disclosures set forth in any “risk factor” section thereof, or in any section relating to “forward-looking statements”, (ii) any other disclosures included therein, in each case, to the extent that such disclosures are cautionary, predictive or forward looking in nature, (iii) the exhibits to any such Company SEC Document and (iv) any disclosures included therein relating to the Company’s capitalization or Indebtedness) (provided that nothing disclosed in any such Company SEC Document will be treated as a modification or qualification of Section 3.1(b)), the Company hereby makes the following representations and warranties to Parent and Acquisition:

(a) Organization, Standing and Power. Each of the Company and its Subsidiaries (as defined below) is a corporation, partnership or a limited liability company duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate, partnership or limited liability company power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of the Company and its Subsidiaries is duly qualified or licensed to do business as a foreign corporation, partnership or limited liability company and is in good standing to conduct business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification or licensing necessary, other than in such jurisdictions where the failure to so qualify or be licensed has not had and could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (as defined below). The Company has heretofore made available to Parent and Acquisition complete and correct copies of the articles or certificates of incorporation and bylaws (or other equivalent organizational documents) of the Company and its Subsidiaries. Such organizational documents of the Company and each of its Subsidiaries are in full force and effect. None of the Company or any of its Subsidiaries is in violation of or default under the provisions of any such organizational documents. Each jurisdiction in which the Company is qualified to do business as a foreign corporation is set forth on Schedule 3.1(a)(i). As used in this Agreement, (i) “Company Material Adverse Effect” shall mean any effects, facts, conditions, events, developments, changes or states of circumstances that (A) have had or are reasonably likely to have, individually or in the aggregate, a material adverse effect on the business, operations, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole or (B) a material adverse effect on the ability of the Company to perform its obligations under this Agreement; provided, that any adverse effect, fact, condition, event, development, change or state of circumstance attributable to the following shall not constitute, and shall not be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: (1) conditions, events or circumstances affecting either (x) the United States economy or the United States or world financial, securities or credit markets generally or (y) the United States oil and gas or oil and gas related industries generally, including the effect thereon of offshore drilling and production accidents on offshore and coastal oil and gas exploration and production activities, (2) the announcement or pendency of the transactions contemplated hereby or market responses thereto or loss or departure of employees, customers, suppliers or other business relationships related thereto, (3) the effect of any change arising in connection with any force majeure event or “act of God”, including, without limitation, weather, natural disasters and earthquakes or hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions, (4) any effect, event or change resulting from a breach of this Agreement by Parent or Acquisition, (5) changes or proposed changes in Laws that affect the United States oil and gas or oil and gas related industries, (6) any change or effect resulting from a change in accounting rules or procedures announced by the Financial Accounting Standards Board, the Securities and Exchange Commission or any other accounting body with authority to promulgate United States generally accepted accounting principles (“GAAP”), (7) the effect, if any, of the prospective restatement of the Company’s historic financial statements on account of accounting issues related to recording debt obligations incurred in connection with acquisitions made by the Company as described on Schedule 3.1(a)(ii) (it being understood that the facts giving rise or contributing to such restatement may be deemed to constitute or be taken into account in determining whether there has been or is reasonably likely to be a Company Material Adverse Effect) and (8) the Company’s possible breach of the Amended and Restated Loan and Security Agreement, dated as of April 23, 2008 (as amended), by and among Fifth Third Bank, the Company and the other signatories thereto (the “Loan Agreement”) as described on Schedule 3.1(a)(iii) (it being understood that (i) any effects of such breach and (ii) the facts giving rise or contributing to such breach may each be deemed to constitute or be taken into account in determining whether there has been or is reasonably likely to be a Company Material Adverse Effect); provided, however, that effects, facts, conditions, events, developments, changes or states of circumstances set forth in clauses (1), (5) and (6) above may be taken into account in determining whether there has been or is a Company Material Adverse Effect to the extent such effects, facts, conditions, events, developments, changes or states of circumstances disproportionately impact the business of the Company and its Subsidiaries compared to other businesses in the same industries; (ii) “Subsidiary” shall mean, with respect to any party, any Person (A) of which such party or any other Subsidiary of such party is a general partner, (B) of which voting power to elect a majority of the board of directors or others performing similar functions with respect to such Person is held by such party or by one or more of its Subsidiaries or (C) of which at least 50% of the equity interests (or economic equivalent) of such Person are, directly or indirectly, owned or controlled by such party or by one or more of its Subsidiaries; and (iii) “Person” shall mean any natural person, firm, partnership, limited liability company, joint venture, business trust, trust, association, corporation, company, Governmental Entity, unincorporated entity or other entity.

(b) Capital Structure.

(i) The Company. The authorized capital stock of the Company consists of 50,000,000 shares of stock of which (A) 45,000,000 shares are Company Common Stock and (B) 5,000,000 shares are Company Preferred Stock, of which 10,000 shares are designated as Series A 8% Convertible Preferred Stock (“Series A Stock”), 10,000 shares are designated as Series B 8% Convertible Preferred Stock (“Series B Stock”) and 10,000 shares are Series C Stock. As of the close of business on June 1, 2010 (the “Capitalization Date”), 22,748,543 shares of Company Common Stock were issued and outstanding (of which 540,386 shares were Company Restricted Stock); no shares of Series A Stock were issued and outstanding; no shares of Series B Stock were issued and outstanding; 5,396 shares of Series C Stock were issued and outstanding; no shares of Company Common Stock and Company Preferred Stock were held in the Company’s treasury; 2,436,623 shares of Company Common Stock were reserved for issuance pursuant to outstanding Company Stock Options; 241,200 shares of Company Common Stock were reserved for issuance upon exercise of Warrants; and 2,767,179 shares of Company Common Stock were reserved for issuance upon conversion of Series C Stock. No bonds, debentures, notes or other Indebtedness of the Company or any Subsidiary thereof having any right to vote with the stockholders (or other equityholders) of the Company or such Subsidiary on matters submitted to the stockholders (or other equityholders) of the Company or such Subsidiary (or any securities that are convertible into or exercisable or exchangeable for securities having such voting rights) are issued or outstanding. Since the Capitalization Date, no shares of capital stock of the Company and no other securities directly or indirectly convertible into, or exchangeable or exercisable for, capital stock of the Company have been issued, other than shares of Company Common Stock issued upon the exercise of Company Stock Options or Warrants outstanding on the Capitalization Date and shares of Company Common Stock issued upon conversion of Series C Stock outstanding on such date. Schedule 3.1(b)(i) sets forth a true and correct summary of all outstanding capital stock of the Company, including all outstanding shares of Company Common Stock, Company Preferred Stock, Company Restricted Stock, Warrants and Company Stock Options and, except as set forth above or on Schedule 3.1(b)(i), there are no outstanding shares of capital stock of the Company or securities, directly or indirectly, convertible into, or exchangeable or exercisable for, shares of capital stock of the Company or any outstanding “phantom” stock, “phantom” stock rights, stock appreciation rights, restricted stock awards, dividend equivalent awards, or other stock-based awards or rights pursuant to which any Person is or may be entitled to receive any payment or other consideration or value based upon, relating to or valued by reference to the capital stock of the Company or the dividends paid on the capital stock of the Company or the revenues, earnings or financial performance, stock performance or any other attribute of the Company and, except as set forth on

Schedule 3.1(b)(i), there are no puts, calls, rights (including preemptive rights), commitments or agreements (including employment, termination and similar agreements) to which the Company or any of its Subsidiaries is a party or by which it is bound, in any case obligating the Company or any of its Subsidiaries to issue, deliver, sell, purchase, redeem or acquire, any equity securities of the Company or securities convertible into, or exercisable or exchangeable for equity securities of the Company, or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, put, warrant, call, right, commitment or agreement. All outstanding shares of capital stock of the Company are, and all shares that may be issued pursuant to the Stock Plans will be when issued in accordance with the terms thereof, duly authorized, validly issued in compliance with applicable federal, state and local securities Laws, fully paid and nonassessable and are not subject to, and have not been issued in violation of, preemptive or other similar rights. There are no declared or accrued unpaid dividends with respect to any share of Company Common Stock, Company Preferred Stock or other capital stock or securities of the Company.

(ii) Agreements Relating to Capital Stock. Except as set forth in this Agreement or on Schedule 3.1(b)(ii), there are not as of the date hereof any stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting of any shares of the capital stock of the Company. All registration rights agreements, stockholders’ agreements and voting agreements relating to any equity securities or equity interests of the Company or any of its Subsidiaries or any other agreement or understanding relating to disposition, voting or dividends with respect to any capital stock or other securities of the Company or any of its Subsidiaries are identified on Schedule 3.1(b)(ii).

(iii) Subsidiaries. All Subsidiaries of the Company, their respective jurisdictions of organization, their respective forms of organization, holders of their respective outstanding capital stock or other equity interests, and their respective jurisdictions of qualification to do business are identified on Schedule 3.1(b)(iii). Except as described on Schedule 3.1(b)(iii), all outstanding shares of capital stock of, or other ownership interests in, the Subsidiaries of the Company are owned by the Company or a direct or indirect wholly-owned Subsidiary of the Company, free and clear of all pledges, liens, hypothecations, claims, charges, security interests or other encumbrances of any kind (collectively, “Liens”). All such issued and outstanding shares of capital stock or other ownership interests are duly authorized, validly issued in compliance with applicable federal, state or local securities Laws, fully paid and nonassessable and no such shares or other ownership interests have been issued in violation of any preemptive or similar rights. No shares of capital stock of, or other ownership interests in, any Subsidiary of the Company are, or are required to be, reserved for issuance. Except as set forth on Schedule 3.l(b)(iii), there are no outstanding shares of capital stock of any Subsidiary of the Company or securities directly or indirectly convertible into, or exchangeable or exercisable for, shares of capital stock of any Subsidiary of the Company or any outstanding awards or rights pursuant to which any Person is or may be entitled to receive any payment or other consideration or value based upon, relating to or valued by reference to the value, revenues, earnings or financial performance or any other attribute of any Subsidiary of the Company. Except as set forth on Schedule 3.1(b)(iii), there are no calls, rights (including preemptive rights), commitments or agreements (including employment, termination and similar agreements) to which the Company or any of its Subsidiaries is a party or by which it is bound, in any case obligating the Company or any of its Subsidiaries to issue, deliver, sell, purchase, redeem or acquire, any equity securities of any Subsidiary of the Company or securities convertible into, or exercisable or exchangeable for equity securities of any Subsidiary of the Company.

(iv) Investments. Except for the capital stock or other ownership interests of its Subsidiaries, and except as set forth on Schedule 3.1(b)(iv), the Company does not own, directly or indirectly, (i) any shares of outstanding capital stock or securities convertible into or exchangeable for capital stock of any other Person or (ii) any equity or other participating interest in the revenues or profits of any Person (clauses (i) and (ii) collectively, the “Investments”), and neither the Company nor any of its Subsidiaries is subject to any obligation to make any investment (in the form of a loan, capital contribution or otherwise) in, provide any guarantee with respect to, or assume, endorse or otherwise become responsible for the obligations of, any Investment.

(v) Management Equity. A list showing (i) each of the Company’s stock option plans, programs and arrangements (collectively, the “Stock Plans”) and outstanding options to acquire shares of Company Common Stock issued pursuant to the Stock Plans (the “Company Stock Options”), (ii) all outstanding restricted shares of Company Common Stock issued pursuant to the Stock Plans and pursuant to the modification of promissory notes previously issued in connection with prior acquisitions (the “Company Restricted Stock”) and (iii) all of the Company’s outstanding warrants and related warrant agreements giving rights to receive shares of Company Common Stock upon exercise of such warrants by any persons (“Warrants”) is set forth on Schedule 3.1(b)(v). The information contained on Schedule 3.1(b)(v) with respect to the Stock Plans and the Company Stock Options, shares of Company Restricted Stock and the Warrants is true, correct and complete in all material respects.

(vi) Indebtedness. The only outstanding Indebtedness of the Company and its Subsidiaries (not including intercompany amounts or letters of credit) as of the close of business on April 30, 2010 and May 31, 2010, and the outstanding amounts thereof (inclusive of interest), is set forth on Schedule 3.1(b)(vi)(A). All existing letters of credit of the Company as of the close of business on May 31, 2010, and the outstanding amounts thereof (inclusive of interest), are listed on Schedule 3.1(b)(vi)(B).

(c) Authority; No Violations; Consents and Approvals.

(i) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the adoption of this Agreement by the Required Vote (as hereinafter defined) (the “Company Stockholder Approval”), to consummate the Merger and the other transactions contemplated hereby. The Company’s execution and delivery of this Agreement and, subject to the Company Stockholder Approval, the consummation of the transactions contemplated hereby by the Company have been duly authorized by all necessary corporate action. Except for the Company Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due execution and delivery of this Agreement by Parent and Acquisition, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms except as the enforcement hereof may be limited by (A) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws now or hereafter in effect relating to creditors’ rights generally and (B) general principles of equity (regardless of whether enforceability is considered in a proceeding at Law or in equity).

(ii) Except as set forth on Schedule 3.1(c)(ii), the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Company will not conflict with, or result in any breach or violation of, or default (with or without notice or the lapse of time, or both) under, or give rise to a right of termination, cancellation, modification or acceleration of any material obligation under, or the loss of any material assets (including any material intellectual property assets) or the creation of any Lien under (any of the foregoing, a “Violation”), (A) any provision of the certificate or articles of incorporation or bylaws (or other organizational documents) of the Company or any of its Subsidiaries, (B) any loan or credit agreement, note, bond, mortgage, deed of trust, indenture, lease, Plan (as hereinafter defined), Company Permit (as hereinafter defined), or other agreement, obligation, instrument, concession, franchise or license to which the Company or any Subsidiary of the Company is a party or by which any of their respective properties or assets are bound, (C) assuming that all consents, approvals, authorizations and other actions described in Section 3.1(c)(iii) have been obtained and all filings and other obligations described in Section 3.1(c)(iii) have been made or fulfilled, any federal, state, local or foreign statute, law, ordinance, rule, regulation, code, executive order, NASDAQ or other stock exchange rule or listing requirement, permit or authorization (collectively, “Laws”) applicable to the Company or any of its Subsidiaries or (D) any writ, judgment, decree, award, consent decree, waiver, stipulation, consent, settlement agreement, subpoena, complaint, citation, notice, summons, temporary restraining order, temporary or permanent injunction, stay, ruling or order of any Governmental Entity (collectively, “Orders”) applicable to the Company or any of its Subsidiaries or their respective properties or assets except, in the case of clauses (B), (C) and (D) only, for any Violations that, individually or in the aggregate, have not had and could not reasonably be expected to have a Company Material Adverse Effect.

(iii) No consent, approval, franchise, license, order or authorization of, or registration, declaration or filing with, notice, application or certification to, or permit, waiver or exemption from any court, tribunal, judicial body, arbitrator, stock exchange, administrative or regulatory agency, self-regulatory organization, body or commission or other governmental or quasi-governmental authority or instrumentality, whether local, state or federal, domestic or foreign (each a “Governmental Entity”), is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, except for (A) the filing of a pre-merger notification and report form by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (B) the filing with the Securities and Exchange Commission (the “SEC”) of (1) a proxy statement in preliminary form and in definitive form for distribution to the stockholders of the Company in advance of the Special Meeting (as hereinafter defined) in accordance with Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (such proxy statement as amended or supplemented from time to time being hereinafter referred to as the “Proxy Statement”) and (2) such reports under and such other compliance with the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, (C) the filing of the Certificates of Merger and any related documents with the Secretary of State of the State of Louisiana and the Secretary of State of the State of Delaware and appropriate documents, if any, with the relevant authorities of other states in which the Company does business, (D) compliance with any applicable requirements of state blue sky, securities or takeover Laws or NASDAQ listing requirements and (E) such other consents, approvals, franchises, licenses, orders, authorizations, registrations, declarations, filings, notices, applications, certifications, permits, waivers and exemptions the failure of which to be obtained or made has not had and could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Disclosure Documents. The Company has made available to Parent and Acquisition a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by the Company with, or furnished to, the SEC since January 1, 2007 (the “Company SEC Documents”), which, except as set forth on Schedule 3.1(d), are all the documents that the Company was required to file with, or furnish to, the SEC since January 1, 2007, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, filed on March 31, 2010 (the “2009 10-K”). As of their respective dates, the Company SEC Documents complied in all material respects with the then applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder. None of the Company SEC

Documents, at the time they were filed or, if amended, as of the date of such amendments, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the Company SEC Documents complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q or Rule 10-01 of Regulation S-X of the SEC) and present fairly in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of their respective dates and the consolidated results of operations and the consolidated cash flows of the Company and its consolidated Subsidiaries for the periods presented therein (subject, in the case of the unaudited statements, to year-end audit adjustments, and any other adjustments described therein). None of the Company’s Subsidiaries is subject to the periodic reporting requirements of the Exchange Act or is or has been otherwise required to file any form, report, statement, schedule, certification or other document with the SEC, any foreign Governmental Entity that performs a similar function to that of the SEC or any securities exchange or quotation system. The Company has made available to Parent copies of all material correspondence between the SEC, on the one hand, and the Company and any of its Subsidiaries, on the other hand, since January 1, 2007, and any underlying issues which gave rise to such correspondence have been resolved. As of the date hereof, there are no outstanding or unresolved comments received by the Company from the SEC.

(e) Compliance Controls and Procedures.

(i) The Company has established and maintains disclosure controls and procedures over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s periodic reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the required time periods.

(ii) Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) with respect to the Company SEC Documents, and the statements contained in such certifications are true and accurate. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither the Company nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley

Act. The Company has no reason to believe that its outside auditors and its principal executive officer and principal financial officer will not be able to give, without qualification, the certificates and attestations required pursuant to the Sarbanes-Oxley Act when due.

(iii) The Company has disclosed, based on the most recent evaluations, to the Company’s independent registered public accounting firm and the audit committee of the board of directors of the Company (A) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, known to the Company that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. The Company has made available to Parent a summary of any such disclosure made by management to the Company’s auditors and audit committee since January 1, 2007.

(iv) Since January 1, 2007, (A) none of the Company or any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received any material complaint, allegation, assertion or claim, regarding deficiencies in the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that any of such parties has engaged in improper or illegal accounting or auditing practices, and (B) no attorney representing the Company or any of its Subsidiaries, whether or not employed by any such party, has reported evidence of material violation of federal or state securities Laws, breach of fiduciary duty or similar violation by any such party or any of their officers, directors, employees or agents to the board of directors of the Company or any committee thereof. Except as set forth on Schedule 3.1(e)(iv), the Company is in compliance in all material respects with the applicable listing and other rules and regulations of NASDAQ.

(v) To the Company’s knowledge, the Company’s outside auditor has at all times since the date of enactment of 18 U.S.C. § 1350 (Section 906 of the Sarbanes-Oxley Act and the regulations promulgated thereunder) been: (A) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (B) “independent” with respect to the Company within the meaning of Regulation S-X under the Exchange Act; and (C) in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC thereunder and related or companion rules and regulations promulgated by the Public Company Accounting Oversight Board thereunder.

(f) Information Supplied. None of the information to be supplied by the Company specifically for inclusion or incorporation by reference in the Proxy Statement or any Schedule 13E-3 filed with, or furnished to, the SEC concurrently with the filing of the Proxy Statement (the “Schedule 13E-3”) will, in the case of the Proxy Statement on the date it is first mailed to the holders of the Company Common Stock and the Company Preferred Stock or on the date (the “Meeting Date”) of the related Special Meeting, or, in the case of the Schedule 13E-3, on the date it is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Meeting Date, any event with respect to the Company, or with respect to information supplied by the Company specifically for inclusion in the Proxy Statement or the Schedule 13E-3, shall occur which is required to be described in an amendment of, or supplement to, the Proxy Statement or the Schedule 13E-3, such event shall be timely so described by the Company therein. All documents that the Company is responsible for filing with the SEC in connection with the transactions contemplated herein will comply as to form, in all material respects, with the applicable provisions of the Exchange Act, and each document required to be filed with any Governmental Entity other than the SEC will comply in all material respects with the provisions of applicable Law as to the information required to be contained therein. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements included in, or omissions from, the Proxy Statement or Schedule 13E-3 based on information supplied, or to be supplied, by Parent or Acquisition for inclusion or incorporation by reference therein.

(g) Compliance With Laws; Compliance Program. The conduct by the Company and its Subsidiaries of their respective businesses has been and is in compliance with all Laws applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, with such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent a complete and accurate copy of the Company’s corporate compliance program, including all compliance committee minutes, if any, all policies and procedures thereof, interpretive guidance, employee training programs and all hotline actions or non-actions and all similar documents relating to any other body established by the Company for the purpose of monitoring compliance efforts by the Company and its Subsidiaries, in each such case, only to the extent the Company or one of its Subsidiaries is in possession of such items or has furnished such items to one of its Subsidiaries.

(h) Company Permits. The Company and its Subsidiaries hold all of the permits, licenses, variances, exemptions, orders, franchises, authorizations, rights, registrations, certifications, accreditations and approvals that are necessary for the Company or any of its Subsidiaries to own, lease and operate the properties of the Company and its Subsidiaries or to carry on its business as currently conducted (each a “Company Permit”), and are in compliance with the terms thereof, except where the failure to hold such Company Permit or to be in compliance with the terms thereof has not had and could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. None of the Company or any of its Subsidiaries has received any notice of any action pending or threatened by any Governmental Entities to revoke, withdraw or suspend any Company Permit and no event has occurred which, with or without the giving of notice, the passage of time, or both, has resulted in or could reasonably be expected to result in a Violation, Order or deficiency with respect to or a revocation, withdrawal or suspension of any Company Permit, except for any such events that have not had and could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(i) Litigation; Inspections and Investigations, Etc. Except as set forth and described on Schedule 3.1(i), there is no claim, suit, action, audit, assessment, arbitration, mediation, investigation, inquiry or other proceeding (each, an “Action”) pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or any of their respective properties or assets at Law or in equity, or any Person that the Company or any such Subsidiary has agreed to indemnify in respect thereof (the “Company Litigation”), in which the potential losses (as determined in good faith by the Company) to the Company or any of its Subsidiaries exceed $100,000, nor is there any Order outstanding against the Company or any of its Subsidiaries or affecting any of their respective properties or assets or business operations.

(j) Taxes.

(i) Each of the Company, its Subsidiaries and any affiliated, combined or unitary group of which any such corporation or other entity is or was a member except as set forth on Schedule 3.1(j)(i), (A) has duly filed (taking into account any extension of time to file) with the appropriate taxing authority all reports, declarations, returns, information reports or returns, claims for refunds, elections, disclosures, estimates or statements supplied or required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto or amendment thereof (“Tax Returns”) required to be filed by it, and such Tax Returns are true, correct and complete in all material respects; and (B) has duly paid in full (or the Company has paid on its behalf) or made adequate provision in the Company’s accounting records for all Taxes for all past and current periods for which the Company or any of its Subsidiaries is liable. As used in this Agreement, “Taxes” shall mean (i) any and all federal, state, provincial, local, municipal, foreign and other taxes, levies, fees, imposts, customs, duties, and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including, without limitation (x) taxes imposed on, or measured by, income, franchise, profits or gross receipts, and (y) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated, withholding, employment, social security (or similar), unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, alternative or add-on minimum, accumulated earnings, personal holding company, transfer and gains taxes, and customs duties, and (ii) any liability in respect of any items of any other Person described in clause (i) above payable by reason of contract, assumption, transferee or successor liability, operation of Law, Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof or any analogous or similar provision under Law) or otherwise.

(ii) The financial statements contained in the 2009 10-K reflect adequate reserves for all Taxes payable by the Company and its Subsidiaries with respect to all taxable periods and portions thereof ended on or before the period covered by such financial statements. Schedule 3.1(j)(ii) sets forth the last taxable period through which the federal income Tax Returns of the Company or any of its Subsidiaries have been examined by the Internal Revenue Service or otherwise closed. All material deficiencies asserted as a result of such examinations and any examination by any applicable state, local or foreign taxing authority which have not been or will not be appealed or contested in a timely manner have been paid, fully settled or adequately provided for in the 2009 10-K.

(iii) To the knowledge of the Company no claim has been made by a taxing authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns to the effect that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(iv) Except as set forth on Schedule 3.1(j)(iv), no federal, state, local or foreign tax audits or other administrative proceedings or court proceedings are currently pending with respect to any federal, state, local or foreign taxes for which the Company or any of its Subsidiaries could reasonably be expected to be liable, and no material deficiencies for any such taxes have been proposed, asserted or assessed, or to the knowledge of the Company or any of its Subsidiaries, threatened against the Company or any of its Subsidiaries pursuant to any such audit of, or proceeding involving, the Company or any of its Subsidiaries. No Governmental Entity has given notice of its intention to assert any deficiency or claim for additional Taxes against the Company or any of its Subsidiaries, and no Claim has been made against the Company or any of its Subsidiaries by any Governmental Entity in a jurisdiction where the Company and its Subsidiaries do not file Tax Returns that the Company or such Subsidiary is or may be subject to taxation by that jurisdiction.

(v) Except as set forth on Schedule 3.1(j)(v), no requests for waivers of the time to assess any taxes against the Company or any of its Subsidiaries have been granted and no request for any such waiver or extension is currently pending.

(vi) The Company has made available to Parent and Acquisition complete and accurate copies of all income and franchise Tax Returns and all other material Tax Returns filed by or on behalf of the Company or any of its Subsidiaries for the taxable years ending on or after December 31, 2005.

(vii) Except as set forth on Schedule 3.1(j)(vii), none of the Company or any of its Subsidiaries (i) has been a member of any “affiliated group” (within the meaning of the Code) filing a consolidated federal income tax return (other than a group the common parent of which was the Company) or (ii) has any liability for the taxes of any Person (other than the Company and its Subsidiaries) as a transferee or successor, by contract or otherwise.

(viii) Except as set forth on Schedule 3.1(j)(viii), neither the Company nor any of its Subsidiaries has made any payments subject to Section 280G of the Code, or is obligated to make any such payments that will not be deductible under Section 280G of the Code, or is a party to any agreement that under certain circumstances could be reasonably expected to obligate it to make any payments that will not be deductible under Section 280G of the Code.

(ix) Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(x) There are no Liens for Taxes upon the assets or properties of the Company or any of its Subsidiaries, except for statutory Liens for current Taxes not yet due.

(xi) Neither the Company nor any of its Subsidiaries is a party to any Contract relating to the sharing, allocation or indemnification of Taxes (collectively, “Tax Sharing Agreements”) or has any liability for Taxes of any Person (other than members of the affiliated group, within the meaning of Section 1504(a) of the Code, filing consolidated federal income tax returns of which the Company is the common parent) under Treasury Regulation § 1.1502-6, Treasury Regulation § 1.1502-78 or any similar state, local or foreign Tax Law, as a transferee or successor, or otherwise.

(xii) The Company and its Subsidiaries have each withheld (or will withhold) from their respective employees, independent contractors, creditors, stockholders and third parties, and timely paid to the appropriate taxing authority, proper and accurate amounts in all material respects for all periods ending on or before the Closing Date in compliance with all Tax withholding and remitting provisions of applicable Laws. The Company and its Subsidiaries have each complied in all material respects with all Tax information reporting provisions under applicable Laws.

(xiii) Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of shares qualifying for tax-free treatment under Section 355 of the Code (A) in the two years prior to the date of this Agreement or (B) in a distribution that could otherwise constitute part of a

“plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(xiv) Neither the Company nor any of its Subsidiaries will be required to include in a taxable period ending after the Closing Date taxable income attributable to income that accrued in a taxable period prior to the Closing Date but was not recognized for Tax purposes in such prior taxable period as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting, Section 481 of the Code, Section 108(i) of the Code or comparable provisions of state, local or foreign Tax Law, or for any other reason.

(xv) Neither the Company nor any of its Subsidiaries has executed or entered into a closing agreement under Section 7121 of the Code or any similar provision of state, local or foreign Tax Law, and neither the Company nor any of its Subsidiaries is subject to any private letter ruling of the IRS or comparable ruling of any other taxing authority.

(xvi) There is no Contract, plan or arrangement covering any Person that, individually or in the aggregate, could give rise to the payment of any amount that would not be deductible by Parent, the Company or any of their respective Subsidiaries by reason of Section 162(m) of the Code.

(xvii) Neither the Company nor any of its Subsidiaries has (A) entered into any transaction that constitutes a “reportable transaction” within the meaning of Treasury Regulation § 1.6011-4(b) or (B) taken any reporting position on a Tax Return, which reporting position (x) if not sustained would be reasonably likely, absent disclosure, to give rise to a penalty for substantial understatement of federal income Tax under Section 6662 of the Code (or any similar provision of state, local, or foreign Tax law) and (y) has not adequately been disclosed on such Tax Return in accordance with Section 6662(d)(2)(B) of the Code (or any similar provision of state, local, or foreign Tax law).

(xviii) Excluding the effect of the transactions contemplated by this Agreement, the net operating loss carryforwards of the Company and its Subsidiaries (the “NOLs”), as set forth in Schedule 3.1(j)(xviii), are not subject to any limitation under Section 382 or 384 of the Code or otherwise, except as disclosed therein. There are no Actions pending or, to the knowledge of the Company, threatened against, with respect to or in limitation of the NOLs, including any limitations under Section 382 or 384 of the Code (other than limitations incurred in connection with transactions contemplated by this Agreement).

(k) Pension and Benefit Plans; ERISA.

(i) For purposes of this Agreement, the term “Plan” shall refer to any of the following maintained by the Company, any of its Subsidiaries or any of their respective ERISA Affiliates (as defined below), or with respect to which the Company, any of its Subsidiaries or any of their respective ERISA Affiliates contributes or has any obligation to contribute or has any liability (including a liability arising out of an indemnification, guarantee, hold harmless or similar agreement): any plan, program, arrangement, agreement or commitment, whether written or oral, which is an employment, consulting, deferred compensation or change-in-control agreement, or an executive compensation, incentive bonus or other bonus, employee pension, profit sharing, savings, retirement, stock option, stock purchase, severance pay, life, health, disability or accident insurance plan, or other employee benefit plan, program, arrangement, agreement or commitment, whether written or oral, including any “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Schedule 3.1(k)(i) sets forth each employment agreement with a person who is entitled to receive at least $100,000 per year from the Company or any of its Subsidiaries (other than employment agreements terminable without material liability on not more than sixty (60) days’ notice).

(ii) Schedule 3.1(k)(ii) identifies each Plan. Except as set forth on Schedule 3.1(k)(ii), none of the Company, its Subsidiaries or any of their respective ERISA Affiliates has at any time maintained or contributed to, or has incurred any liability with respect to, any of the following:

(A)	a defined benefit plan subject to Section 302 or Title IV of ERISA or Section 412 of the Code;

(B)	a “Multiemployer Plan” as defined in Section 4001 of ERISA; or

(C)	a “Multiple Employer Plan” as that term is defined in Section 413(a) of the Code.

(iii) No event has occurred and, to the knowledge of the Company, no condition or circumstance currently exists, in connection with which the Company, any of its Subsidiaries, their respective ERISA Affiliates or any Plan, directly or indirectly, that could reasonably be expected to be subject to any material Tax, fine, lien, penalty or other liability under ERISA, the Code or any other Law applicable to any Plan.

(iv) With respect to each Plan, (A) all material payments due from the Company or any of its Subsidiaries to date have been made and all material amounts that should be accrued (in accordance with GAAP) as liabilities of the Company or any of its Subsidiaries which have not been paid have been properly recorded on the books of the Company, (B) each such Plan, if any, which is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) and intended to qualify under Section 401 of the Code either received a favorable determination letter from the Internal Revenue Service with respect to such qualification as of the date specified in Schedule 3.1(k)(iv) to the effect that the

Plan satisfies the requirements of Section 401(a) of the Code and that its related trust exempt from taxation under Section 501(a) of the Code or has filed for such a determination letter with the Internal Revenue Service within the time permitted under Section 401 of the Code, and nothing has occurred since the date of such letter that has resulted in or could reasonably be expected to result in a tax qualification defect which has had or could reasonably be expected to have a Company Material Adverse Effect and (C) there are no material actions, suits or claims pending (other than routine claims for benefits) or, to the Company’s knowledge, threatened with respect to such Plan or against the assets of such Plan.

(v) Except as disclosed in Schedule 3.1(k)(v), each Plan has been established, operated and administered in all material respects in accordance with its terms and in material compliance with all applicable provisions of ERISA, the Code, and all other applicable Laws.

(vi) All reporting and disclosure obligations imposed under ERISA and the Code have been satisfied with respect to each Plan, except where any failure to satisfy such obligations has not had and could not reasonably be expected to have a Company Material Adverse Effect and all reports, returns, notices and other documentation that are required to be filed with or furnished to the Internal Revenue Service, the Department of Labor or any other Governmental Entity, or to the participants or beneficiaries of such Plan, have been filed or furnished on a timely basis.

(vii) Each Plan which is subject to the requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) and the Health Insurance Portability and Accountability Act (“HIPAA”) has been maintained in compliance with COBRA and HIPAA, including all notice requirements, except where any such noncompliance has not had and could not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries or their respective ERISA Affiliates has incurred any current or projected liability in respect of post-employment health, medical or life insurance benefits for any current or former employees of the Company or its Subsidiaries, except as may be required under COBRA and at the employee’s expense.

(viii) The Company has made available to Parent and Acquisition, with respect to each Plan for which the following exists:

(A)	a copy of the two most recent annual reports on Form 5500, with respect to such Plan;

(B)	the most recent determination letter from the Internal Revenue Service, if any;

(C)	a copy of the summary plan description, together with each summary of material modifications with respect to such

Plan and, unless the Plan is embodied entirely in an insurance policy to which the Company or any of its Subsidiaries is a party, a true and complete copy of such Plan; and

(D)	if any Plan is funded through a trust or any third party funding vehicle (other than an insurance policy), a copy of the trust or other funding agreement and the latest financial statements thereof.

(ix) Except as required by this Agreement, neither the Company nor any of its Subsidiaries has any announced plan or legally binding commitment to create any additional material Plans or to make any material amendment or modification to any existing Plan, except as required by Law or as necessary to maintain tax-qualified status.

(x) The Company and its ERISA Affiliates have complied in all material respects with all Laws relating to the hiring and retention of all employees, leased employees and independent contractors relating to wages, hours, Plans, equal opportunity, collective bargaining and the payment of social security and other taxes.

(xi) Except as set forth on Schedule 3.1(k)(xi) or in respect of Company Stock Options and Company Restricted Stock, the consummation of the transactions contemplated by this Agreement will not (either alone or in combination with any other event): (A) entitle any current or former employee or officer of the Company or any Subsidiary to severance pay, unemployment compensation or any other payment or benefit, (B) accelerate the time of payment or vesting, or increase the amount of any compensation or benefits due any such employee or officer, (C) result in any limitation or restriction on the right of the Company or its Subsidiaries to merge, amend or terminate any Plan, or (D) result in the payment of any amount that could, individually or in combination with any other payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(xii) For purposes of this Agreement, “ERISA Affiliate” means each corporation that is a member of the same controlled group as the Company or any of its Subsidiaries within the meaning of Section 414(b) of the Code, any trade or business, whether or not incorporated, under common control with the Company or any of its Subsidiaries within the meaning of Section 414(c) of the Code and any member of an affiliated service group that includes the Company, any of its Subsidiaries and any of the corporations, trades or business described above, within the meaning of Section 414(m) of the Code.

(xiii) The Company has timely deposited and transmitted all amounts, if any, withheld from employees for contributions or premium payments for each

Plan into the appropriate trusts or accounts, except for a failure that has not and could not reasonably be expected to have a Company Material Adverse Effect.

(xiv) Each Plan providing for deferred compensation that constitutes a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code and applicable regulations) for any service provider to either the Company or its Subsidiaries (i) complies with the requirements of Section 409A of the Code and the regulations promulgated thereunder or (ii) is exempt from compliance under the “grandfather” provisions of IRS Notice 2005-1 and applicable regulations, and has not been “materially modified” (within the meaning of IRS Notice 2005-1 and Treasury Regulation §1.409A-6(a)(4)) since October 3, 2004. All Company Stock Options have an exercise price per share that was not less than the fair market value of a share of Common Stock on the date of grant, as determined in accordance with the applicable Plan and, to the extent applicable, Section 162(m), 409A and 422 of the Code. No material deduction by the Company or any of its Subsidiaries in respect of any “applicable employee remuneration” (within the meaning of Section 162(m) of the Code) has been disallowed or would reasonably be expected to be disallowed by reason of Section 162(m) of the Code.

(l) Absence of Certain Changes or Events. Since December 31, 2009 through the date of this Agreement, and except as specifically disclosed in Schedule 3.1(l), (i) each of the Company and its Subsidiaries has conducted its business only in the ordinary course and in a manner consistent with past practice (except in connection with the negotiation and execution and delivery of this Agreement), (ii) no event has occurred and no action has been taken by the Company or any of its Subsidiaries that would have been prohibited by the terms of Section 4.2 if such Section had been in effect as of and at all times since December 31, 2009 and (iii) there has not been any effect, fact, condition, event, development, change or state of circumstance (whether or not covered by insurance), individually or in the aggregate, that has had or that could reasonably be expected to have, a Company Material Adverse Effect.

(m) No Undisclosed Material Liabilities. Except (A) as specifically reflected in the Company’s audited financial statements (together with the related notes thereto) included in the 2009 10-K, (B) for liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2009, other than which have not had or could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (C) for liabilities and obligations set forth on Schedule 3.1(m), there are no material liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, inchoate, absolute, determined, determinable or otherwise.

(n) Opinion of Financial Advisor. The Special Committee and the Board of Directors of the Company have received the opinion of GulfStar Group I, Ltd. (the “Financial Advisor”) dated June 2, 2010, to the effect that, as of such date, the Merger Consideration to be received by the holders of Company Common Stock in the Merger (other than Parent, Acquisition and their respective subsidiaries and affiliates) is fair from a financial point of view to such holders, and such opinion has not been withdrawn or materially modified. A correct and complete signed copy of such opinion has been delivered to Parent prior to the date hereof. The Company has obtained the authorization of the Financial Advisor to include a copy of its opinion in the Proxy Statement and Schedule 13E-3.

(o) Environmental Matters. (A) Except as has not had and could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or except as described on Schedule 3.1(o), (i) the assets, properties, businesses and operations of the Company and its Subsidiaries are and have been in compliance with applicable Environmental Laws (as defined herein), (ii) the Company and its Subsidiaries have obtained and, as currently operating, are in compliance with all permits, licenses, variances, exemptions, orders, franchises, authorizations and approvals necessary under any Environmental Law for the conduct of the business and operations of the Company and its Subsidiaries in the manner now conducted (“Environmental Permits”), (iii) neither the Company nor any of its Subsidiaries has received or is subject to, and none of their respective assets, properties, businesses or operations is subject to, any outstanding Order indicating that the Company or any of its Subsidiaries is or may be liable pursuant to or in violation of any Environmental Law nor, to the knowledge of the Company, has any such Order been threatened nor do any facts, circumstances or conditions exist with respect to any real property now or previously owned, leased and/or operated by the Company or by any of its Subsidiaries or affiliates (“Company Real Property”) or in connection with their respective operations that have resulted or could reasonably be expected to result in a violation of or liability pursuant to any Environmental Law, (iv) there has been no Release (as defined herein), nor, to the knowledge of the Company, is there a threat of a Release, of any Hazardous Substance on, at, from or, to the knowledge of the Company, to any Company Real Property, (v) to the Company’s knowledge, there has been no Release, nor is there a threat of a Release, of any Hazardous Substance on, at, to or from any property adjacent to or in the immediate vicinity of the Company Real Property which, through soil, subsoil, bedrock, surface or ground water migration, has come or could reasonably be expected to come to be located on the Company Real Property, (vi) none of the Company Real Property has been used for the storage, treatment, generation, transportation, processing, handling, production or disposal of any Hazardous Substance or as a landfill or other waste disposal site, (vii) there are no underground storage tanks located on or beneath any of the Company Real Property and (viii) no event has occurred with respect to any Company Real Property which, with the passage of time or the giving of notice, or both, would constitute a violation of or result in liability pursuant to any applicable Environmental Law or non-compliance with or result in liability pursuant to any Environmental Permit. As used in this Agreement, (i) the term “Environmental Law” means any Law relating to the protection of the environment, health, safety or natural resources, including for the prevention of pollution or contamination, or the cleanup, regulation and protection of the air, water or soil in the indoor or outdoor environment, (ii) the term “Release” means the spill, emission, leaking, pumping, injecting, deposit, disposal, discharge, dispersal, leaching or migrating of any Hazardous Substance into or through the indoor or outdoor environment and (iii) the term “Hazardous Substances” means any pollutant, contaminant, effluent, emission, radioactive substance, toxic substance, hazardous waste, hazardous material, medical waste, radioactive waste, special waste, petroleum or petroleum derived substance or waste, asbestos (and any substance containing asbestos), polychlorinated biphenyls, flammable explosives, methane, chemicals known to cause cancer or reproductive toxicity, any material that, because of its quantity, concentration or physical, chemical or infectious characteristics, may cause or pose a present or potential threat to human health or the environment when improperly used, treated, stored, disposed of, generated, manufactured, transported, or otherwise handled, all other substances or related materials defined as hazardous or toxic in, or otherwise included within the scope of, any Environmental Law, and any hazardous or toxic constituent thereof.

(B) The Company has provided Parent with copies of (i) all environmental assessments (including any Phase I or Phase II environmental assessments), environmental consultant’s reports, environmental technical reports, or environmental audit reports and all other similar environmental studies, information or analyses relating to the Company Real Property that were prepared at the instance of or regarding the Company or that are otherwise in the possession of the Company, any of its Subsidiaries or affiliates thereof; (ii) all Environmental Permits; and (iii) all written communications with any Governmental Entity or their person concerning the compliance of or liability pursuant to Environmental Laws of the Company or any Subsidiary.

(p) Vote Required. The affirmative vote of the holders of a majority of the voting power of shares of Company Common Stock held as of the record date for the Special Meeting (the “Record Date”) present or represented at the Special Meeting (including in the voting power of shares of Company Common Stock the votes to which the holders of shares of Series C Stock held as of the Record Date and present or represented at the Special Meeting are entitled in accordance with the articles of incorporation of the Company, as amended, which give the holder of a share of Series C Stock the right to vote the number of votes of shares of Company Common Stock into which such share is convertible) (the “Required Vote”) is the only vote of the holders of any class or series of the Company’s capital stock or other securities necessary (under applicable Law or otherwise) to approve and adopt this Agreement and to consummate the Merger and perform the other transactions contemplated hereby.

(q) Board Recommendation. The Board of Directors of the Company, at a meeting duly called and held on June 3, 2010 (the “Board Meeting”), has, upon unanimous recommendation of the members of the Special Committee, by the vote of those directors present (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and fair to and in the best interests of the Company and the stockholders of the Company and has approved the same, (ii) resolved to recommend, subject to Section 5.2(e), that the holders of the shares of Company Common Stock and Company Preferred Stock approve and adopt this Agreement and (iii) directed that this Agreement and the Merger be submitted to its stockholders for consideration in accordance with this Agreement.

(r) Intellectual Property. Except as has not had and could not reasonably be expected to have a Company Material Adverse Effect:

(i) With respect to each trademark, trade name, patent, service mark, brand mark, brand name, trade secret, know how, domain name, computer program, database, industrial design and copyright (collectively, “Intellectual Property”) used by the Company or one of its Subsidiaries in connection with the operation of its businesses, including any registrations thereof and pending applications therefor, and each license or other contract relating thereto (collectively, the “Company Intellectual Property”) that is purported to be owned by the Company or a Subsidiary of the Company (“Company Owned Intellectual Property”), the Company or a Subsidiary thereof is the owner of the entire right, title and interest in and to the Company Owned Intellectual Property, except as set forth on Schedule 3.1(r)(i), free and clear of all Liens, and is entitled to use such Company Owned Intellectual Property in the continued operation of its respective businesses;

(ii) With respect to each item of Company Intellectual Property licensed to the Company or a Subsidiary of the Company (“Company Licensed Intellectual Property”), (A) the Company or a Subsidiary of the Company has the right to use such Company Licensed Intellectual Property in the continued operation of its respective businesses in accordance with the terms of the IP Licenses (as defined below); (B) the Company or a Subsidiary of the Company, as the case may be, is in compliance with the terms of the IP Licenses; and (C) all of the IP Licenses are valid and enforceable, binding on all Persons that are a party thereto and in full force and effect, and no Person has advised the Company or any Subsidiary of the Company of any claimed Violation of the terms of any IP License;

(iii) (A) The conduct of the businesses of the Company and its Subsidiaries as currently conducted and the use of the Company Intellectual Property by the Company and its Subsidiaries does not conflict with, infringe upon, violate or constitute a misappropriation of any right, title, interest or goodwill, including any intellectual property right, trademark, trade name, patent, service mark, brand mark, brand name, trade secret, know how, domain name, computer program, database, industrial design, copyright or any pending application therefor of any other Person (each, an “IP Infringement”); and (B) no Person has advised the Company or any of its Subsidiaries that the conduct of the Company’s and its Subsidiaries’ respective businesses or the use by the Company or and its Subsidiaries of the Company Intellectual Property constitutes an IP Infringement. To the knowledge of the Company, no Person is infringing or otherwise violating any Company Owned Intellectual Property or any rights of the Company or any of its Subsidiaries in any Company Licensed Intellectual Property;

(iv) The Company has taken all commercially reasonable actions necessary to maintain and protect each item of Company Intellectual Property and maintain the confidentiality of its trade secrets and other confidential Company Intellectual Property;

(v) To the knowledge of the Company, (1) there has been no misappropriation of any trade secrets (or other proprietary data) or any Company Intellectual Property by any Person, (2) no employee, independent contractor or agent of the Company or any Subsidiary of the Company has misappropriated any trade secrets (or other proprietary data) of any Person in the course of performance by each such employee, independent contractor or agent and (3) no employee, independent contractor or agent of the Company or any Subsidiary of the Company is in default or breach of any term of any employment agreement, non-disclosure agreement, assignment of invention agreement or similar agreement or contract relating in any way to the protection, ownership, development, use or transfer of Intellectual Property;

(vi) (A) Schedule 3.1(r)(vi)(A) contains a complete and accurate listing of all Company Owned Intellectual Property that is registered, issued or subject of a pending application;

(B) Schedule 3.1(r)(vi)(B) contains a complete and accurate listing of all material contracts (1) pursuant to which the Company or any of its Subsidiaries use any Company Licensed Intellectual Property, or (2) pursuant to which the Company or any of its Subsidiaries has granted to a third party any right in or to any Company Owned Intellectual Property (collectively, the “IP Licenses”); and

(vii) To the Company’s knowledge, all software material to the business of the Company and its Subsidiaries performs in material conformance with its documentation and is free from any material software defect.

(s) Real Property. Schedule 3.1(s) contains a complete and accurate listing of all real property owned by the Company and its Subsidiaries (the “Company Owned Real Property”). Except as set forth on Schedule 3.1(s), the Company or a Subsidiary thereof has good, valid and transferable title to all of the Company Owned Real Property and all of their other material properties and assets, in each case free and clear of all Liens, except (A) with respect to such assets and properties other than Company Owned Real Property, imperfections of title and encumbrances that are not material in character, amount or extent and that do not, in any material respect, detract from the value of, or, in any material respect, interfere with the present use of, such properties or assets and (B) with respect to Company Owned Real Property, Liens for real property Taxes not yet due and payable. Except as set forth in Schedule 3.1(s), the Company or one of its Subsidiaries has a good and valid leasehold interest in each parcel of real property leased by the Company or any of its Subsidiaries (the “Company Leased Property”). Schedule 3.1(s) contains a complete and accurate list of all leases to which the Company or one of its Subsidiaries is a party relating to the Company Leased Property. Except as set forth in Schedule 3.1(s), to the Company’s knowledge, (i) the Company or one of its Subsidiaries has the right to use and occupancy of the Company Leased Property for the full term of the lease or sublease relating thereto, (ii) each such lease or sublease is a legal, valid and binding agreement of the Company or a Subsidiary thereof and, to the knowledge of the Company, of the other parties thereto enforceable in accordance with its terms and there is no, nor has the Company or any of its Subsidiaries received notice of, any default (or any condition or event, which, after notice or a lapse of time or both could reasonably be expected to constitute a default thereunder) which has had or could reasonably be expected to have a Company Material Adverse Effect, and (iii) neither the Company nor any of its Subsidiaries has assigned its interest under any such lease or sublease or sublet any part of the premises covered thereby or exercised any option or right thereunder except as has not had and as could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(t) Personal Property. Except as has not had and could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the machinery, network components, equipment, furniture, fixtures and other tangible personal property and assets owned, leased or used by the Company or any of its Subsidiaries are, in the aggregate, sufficient and adequate to carry on their respective businesses as presently conducted and (ii) the Company and its Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under contract to use, such tangible personal property and assets material to the Company and its Subsidiaries, free and clear of all Liens.

(u) Insurance. The Company and its Subsidiaries, taken as a whole, are covered by valid and currently effective insurance policies issued in favor of the Company and its Subsidiaries that are customary in all material respects for companies of similar size and financial condition in the Company’s industry. Except as set forth on Schedule 3.1(u), all such policies are legal, valid, binding and enforceable and are in full force and effect, all premiums due and payable thereon have been paid and the Company and its Subsidiaries have complied with the provisions of such policies, except where such failure to be in full force and effect, such nonpayment or such noncompliance has not had and could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Schedule 3.1(u) contains an accurate summary of the coverage provided under such policies issued to the Company and its Subsidiaries, including the underwriter under such policies, the amount of coverage and all previous claims made thereunder. Except as set forth on Schedule 3.1(u), none of the Company or any of its Subsidiaries has been advised of any defense to coverage or reservation of rights in connection with any material claim to coverage asserted or noticed by the Company or any of its Subsidiaries under or in connection with any of their existing insurance policies. None of the Company or its Subsidiaries has received any written notice from or on behalf of any insurance carrier issuing policies or binders relating to or covering the Company or its Subsidiaries that there will be a cancellation or non-renewal of existing policies or binders or a material decrease in coverage or a material increase in deductible or self insurance retention. Neither the Company nor any of its Subsidiaries has received any written notice from or on behalf of the issuer of any of their insurance policies that there will be a cancellation or non-renewal of such insurance policy or a decrease in coverage or increase in deductible or self insurance retention under any such insurance policy. The Company has made available to Parent a true and complete copy of the loss runs for the Company and its Subsidiaries since January 1, 2007.

(v) Labor Matters. None of the Company or any of its Subsidiaries is a party to, or is bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization. None of the Company or any of its Subsidiaries has committed, or is the subject of a proceeding asserting that the Company or any of its Subsidiaries has committed, an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel the Company or any of its Subsidiaries to bargain with any labor organization as to wages and conditions of employment. There is (i) no strike or material labor dispute, slowdown or stoppage pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries and none have occurred during the past 5 years, and (ii) to the knowledge of the Company, no union certification petition has been filed with respect to the employees of the Company or its Subsidiaries. The Company and its Subsidiaries are and have been in material compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment (including termination of employment), wages, hours of work, occupational safety and health, immigration and worker classification, and are not engaged in any material unfair labor practices. None of the Company or any of its Subsidiaries has received written notice of the intent of any Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to or relating to employees of the Company or any of its Subsidiaries and, to the knowledge of the Company, no such investigation is in progress. No individual who has performed services for the Company or any of its Subsidiaries has been improperly excluded from participation in any Plan, and neither the Company nor any of its Subsidiaries has any direct or indirect liability, whether actual or contingent, with respect to any misclassification of any person as an independent contractor rather than as an employee, or with respect to any employee leased from another employer. There has been no “mass layoff” or “plant closing” (as defined by the Worker Adjustment and Retraining Notification Act of 1988 (29 USC § 2101 et seq.) and any similar state or local Laws (collectively, “WARN”)) with respect to the Company or any of its Subsidiaries within the past six (6) months. Neither the Company nor any of its Subsidiaries has incurred any liability under WARN that remains unsatisfied. To the extent that, after the Closing, the Company and its Subsidiaries are operated in the same manner operated during the six-month period prior to the Closing, the Company and its Subsidiaries will not incur any liability under WARN or any other similar applicable Law as a result of any layoffs or other employment terminations made by the Company and its Subsidiaries during such six-month period prior to the Closing. Except as set forth on Schedule 3.1(v), as of the date of this Agreement, no employee, at the senior management level or above, has given notice to the Company or any of its Subsidiaries that such employee intends to terminate his or her employment with the Company or any of its Subsidiaries.

(w) Contracts. (A) Subsections (i) through (xiv) of Part A of Schedule 3.1(w) set forth, as of the date of this Agreement, a true, complete and accurate listing of the following contracts, agreements, commitments, leases, licenses, sublicenses, franchise agreements, arrangements, instruments, indentures, notes, bonds, loans, conditional sales contracts, mortgages and obligations, together with all amendments, waivers or other changes thereto (collectively, “Contracts”), whether written or oral (and, if oral, a complete and accurate summary thereof), to which the Company or any Subsidiary of the

Company is a party, together with all amendments, waivers or other changes thereto (each a “Material Contract” and collectively, the “Material Contracts”):

(i) each Contract which is reasonably likely to involve aggregate annual payments by or to the Company or any Subsidiary of the Company of more than $500,000;

(ii) all collective bargaining agreements, employment and consulting agreements, independent contractor agreements, severance agreements, director or officer indemnification agreements, executive compensation plans, equity compensation plans, bonus plans, deferred compensation agreements, employee profit sharing plans, employee stock purchase and similar plans, group life insurance, hospitalization insurance or other similar plans or arrangements maintained for or providing benefits to employees of, or independent contractors or other agents for, the Company or any Subsidiary of the Company;

(iii) all Contracts relating to any (A) indebtedness (which does not include accounts payable incurred in the ordinary course of business), notes payable (including notes payable in connection with acquisitions), or other obligations for borrowed money, whether current, short-term, or long-term, secured or unsecured of the Company or any of its Subsidiaries, including obligations of the Company or any of its Subsidiaries evidenced by bonds, notes (including notes payable in connection with acquisitions), debentures, or similar instruments, (B) any purchase money indebtedness or earn-out or similar obligation in respect of purchases of property or assets by the Company or any of its Subsidiaries, (C) any lease obligations of the Company or any of its Subsidiaries under leases which are capital leases in accordance with GAAP, (D) any financing of the Company or any of its Subsidiaries effected through “special purpose entities” or synthetic leases or project financing, (E) any obligations of the Company or any of its Subsidiaries in respect of banker’s acceptances or letters of credit (other than stand-by letters of credit in support of ordinary course trade payables), (F) any obligation or liability of the Company or any of its Subsidiaries with respect to interest rate swaps, collars, caps, currency derivatives and similar hedging obligations and, (G) all obligations of any of the Company or any of its Subsidiaries to guaranty any of the foregoing on behalf of any Person (the liabilities and obligations referred to in (A) through (G) above, “Indebtedness”) or any Liens upon any properties or assets of the Company or any Subsidiary of the Company as security for such Indebtedness;

(iv) all Contracts with any Governmental Entity;

(v) all Contracts that (A) limit or purport to limit the ability of the Company and/or any Subsidiary or affiliate of, or successor to, the Company to compete in any line of business or with any Person or in any geographic area or during any period of time, (B) require the Company and/or any of its Subsidiaries to use any supplier or third party for all or substantially all of any of its material requirements or need in any respect, (C) limit or purport to limit the ability of the

Company and/or any of its Subsidiaries to solicit any customers or clients of the other parties thereto, (D) require the Company and/or any of its Subsidiaries to provide to the other parties thereto “most favored nations” pricing in any material transactions or that grant any exclusive rights, rights of first refusal, rights of first negotiation or similar rights to any Person or (E) require the Company and/or any of its Subsidiaries to market or co-market any products or services of a third party in any material transactions, or (F) any contract, agreement, commitment, lease; license, arrangement, instrument and/or obligation that has had or could reasonably be expected to have a Company Material Adverse Effect;

(vi) all joint venture contracts, all limited liability company agreements, partnership agreements or arrangements or other similar agreements involving a sharing of profits, losses, costs or liabilities of any Person by the Company or any of its Subsidiaries, on the one hand, and any other Person, on the other hand;

(vii) all Contracts entered into by the Company or any of its Subsidiaries and any other Person since January 1, 2007, providing for the acquisition by the Company or any such Subsidiary (including by merger, consolidation, acquisition of stock, assets or other equity interests or any other business combination) of any corporation, partnership, other business organization or division or unit thereof or any material amount of assets of such other Person, and information identifying the maximum amounts, if any, that are still payable or potentially payable to any other Person under any such Contracts, regardless of when entered into, pursuant to any post-closing adjustment to the purchase price (including under any “earnout” or other similar provision);

(viii) all material Contracts relating to the Company Owned Real Property and the Company Leased Property;

(ix) all Contracts with any investment banker, financial advisor, outside counsel or other service provider entitled to any fee for services performed for the benefit of the Company or its Subsidiaries in connection with the transactions contemplated hereby or the Company’s sale process in general (each such Person, a “Transaction Advisor”);

(x) all Contracts between the Company or any of its Subsidiaries, on the one hand, and any affiliate of the Company (other than any of the Company’s Subsidiaries), on the other hand, of the type that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Exchange Act or that involves amounts of more than $100,000;

(xi) all Contracts with any Significant Customer or Significant Suppliers;

(xii) the Voting Agreements;

(xiii) each IP License which is reasonably likely to involve aggregate annual payments by or to the Company or any Subsidiary of the Company of more than $100,000; and

(xiv) all other Contracts not made in the ordinary course of business, which are material to the Company and its Subsidiaries, the conduct of the business thereof, or the termination or cancellation of which would have or could reasonably be expected to have a Company Material Adverse Effect.

(B) Prior to the date hereof, the Company has made available to Parent and Acquisition true, complete and correct copies of all written Material Contracts, together with all material amendments, waivers or other changes thereto, in each case as in effect on the date hereof, and a written description of all material terms and conditions of each oral Material Contract. Except as set forth on Part B of Schedule 3.1(w), neither the Company nor any of its Subsidiaries is a party to any Contract required to be described in or filed as an exhibit to any Company SEC Document that is not described in or filed as required by the Securities Act or the Exchange Act, as the case may be. Except as set forth on Part B of Schedule 3.1(w), (i) each Material Contract is in full force and effect and represents a legal, valid and binding obligation of the Company or any of its Subsidiaries, as applicable, and, to the knowledge of the Company, represents a legal, valid and binding obligation of the other parties thereto and is enforceable by the Company or the applicable Subsidiary in accordance with its terms, (ii) no event has occurred which with notice or lapse of time or both would constitute a material breach, violation or default by the Company or any of its Subsidiaries under any Material Contract or, to the knowledge of the Company, by any other party to any Material Contract, or permit termination, modification or acceleration by any other party to any Material Contract and (iii) neither the Company nor any of its Subsidiaries has received any written notice of the intention of any party to terminate or cancel any Material Contract whether as a termination or cancellation for convenience or for default of the Company or any of its Subsidiaries thereunder.

(x) Affiliate Contracts and Affiliated Transactions. Except as set forth on Schedule 3.1(x), no officer or director of the Company or of any Subsidiary of the Company (or, to the Company’s knowledge, any family member of any such Person who is an individual or any entity in which any such Person or any such family member owns a material beneficial interest) or any Person owning 5% or more of the Company Common Stock (as determined on an as-converted basis) is a party to any Contract with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets or has any material interest in any property owned by the Company or any of its Subsidiaries or has engaged in any material transaction or series of transactions with any of the foregoing within the last twelve months that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Exchange Act.

(y) State Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation enacted under any state Law is applicable to the Merger or the other transactions contemplated hereby. No takeover-related provision in the articles of incorporation or by-laws of the Company, in each case as amended through the date hereof, would (i) prohibit or restrict the ability of the Company to perform its obligations under this Agreement or the Certificates of Merger or its ability to consummate the Merger or the other transactions contemplated hereby, (ii) have the effect of invalidating or voiding this Agreement, the Voting Agreements or the Certificates of Merger, or any provision hereof or thereof, (iii) subject Parent or Acquisition or any of their respective affiliates to any impediment or condition in connection with the exercise of any of its rights under this Agreement or the Voting Agreements, or the consummation of the Merger and the other transactions contemplated hereby and thereby or (iv) alter the obligations of Parent or the Surviving Corporation pursuant to this Agreement, including any alteration or addition to the Merger Consideration.

(z) Customers and Suppliers. Since December 31, 2009, none of the current twenty (20) largest customers (the “Significant Customers”) or the current twenty (20) largest suppliers (the “Significant Suppliers”) of the Company and its Subsidiaries, taken as a whole (determined based on sales to, or purchases from, such customers and suppliers, as applicable, for the twelve (12) months ended December 31, 2009), has (i) threatened to cancel or otherwise terminate, or to the knowledge of the Company, intends to cancel or otherwise terminate, the relationship of such Person with the Company or any of its Subsidiaries or (ii) materially modified or threatened to materially modify or, to the knowledge of the Company, intends to modify materially its relationship with the Company or any of its Subsidiaries or intends to decrease or limit materially its purchases from, or services or supplies to, the Company or any of its Subsidiaries. Schedule 3.1(z) sets forth a true, correct and complete list of the Significant Customers and the Significant Suppliers, the annual revenue generated in fiscal year 2009 by sales to each Significant Customer and the annual costs incurred in fiscal year 2009 from purchases from each Significant Supplier. To the knowledge of the Company, the execution, delivery and performance of this Agreement will not adversely affect, in any material respect, the relationship of the Company or any of its Subsidiaries with any Significant Customer or any Significant Supplier.

(aa) Brokers. No agent, broker, investment banker, financial advisor or other firm or Person other than the Financial Advisor, and other than Stephens Inc. as to investment banking services, is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated hereby based upon arrangements made by or on behalf of the Company. The Company has provided to Parent a correct and complete copy of the engagement letter, dated May 26, 2010 (the “Engagement Letter”), between the Company and the Financial Advisor and the engagement letter between the Company and Stephens Inc. dated March 29, 2010 (the “Stephens Letter”). The fees and expenses of the Financial Advisor and Stephens Inc. will be paid by the Company in accordance with the terms of the Engagement Letter and the Stephens Letter, respectively.

3.2 Representations and Warranties of Parent and Acquisition. Parent and Acquisition hereby jointly and severally represent and warrant to the Company as follows:

(a) Organization, Standing and Power. Each of Parent and Acquisition is a corporation duly formed, validly existing and in good standing under the Laws of the State of Delaware and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

(b) Capital Structure. The authorized capital stock of Acquisition consists of 1000 shares of Acquisition Common Stock, all of which shares were validly issued and are fully paid, nonassessable and owned by Parent.

(c) Financing. Parent has delivered to the Company true and correct copies, as of the date of this Agreement, of (a) an executed equity commitment letter to Parent from the Guarantor (the “Equity Commitment Letter”) and (b) an executed debt commitment letter to Acquisition from Ableco, L.L.C. (the “Debt Commitment Letter” and, together with the Equity Commitment Letter, the “Commitment Letters”). The amounts to be provided pursuant to the Equity Commitment Letter are hereinafter referred to as the “Equity Financing” and the amounts to be provided pursuant to the Debt Commitment Letter are hereinafter referred to as the “Debt Financing”, which, together with the Equity Financing, shall hereinafter be referred to as the “Financings”. As of the date hereof, the Commitment Letters, in the form so delivered, are valid (assuming due authorization, execution and delivery by the other parties thereto) and in full force and effect, except as enforceability may be limited by (A) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws now or hereafter in effect relating to creditors’ rights generally and (B) general principles of equity (regardless of whether enforceability is considered in a proceeding at Law or in equity).

(d) Guaranty. Concurrently with the execution of this Agreement, Parent has delivered to the Company the Limited Guaranty executed by the Guarantor. The Limited Guaranty is in full force and effect and is a legal, valid and binding obligation of the Guarantor, except as enforceability may be limited by (A) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws now or hereafter in effect relating to creditors’ rights generally and (B) general principles of equity (regardless of whether enforceability is considered in a proceeding at Law or in equity).

(e) Authority; No Violations; Consents and Approvals.

(i) Each of Parent and Acquisition has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated hereby. Each of Parent’s and Acquisition’s execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Parent and Acquisition have been duly authorized by all necessary action on the part of Parent and Acquisition. This Agreement has been duly executed and delivered by Parent and Acquisition and, assuming the due execution and delivery by the Company, constitutes a legal, valid and binding obligation of Parent and Acquisition enforceable against them in accordance with its terms except as the enforcement hereof may be limited by (A) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws now or hereafter in effect relating to creditors’ rights generally and (B) general principles of equity (regardless of whether enforceability is considered in a proceeding at Law or in equity).

(ii) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Parent and Acquisition will not result in any Violation of (A) any provision of the charter, organizational documents or Bylaws or similar document of Parent or Acquisition, (B) any loan or credit agreement, note, bond, mortgage, deed of trust, indenture, lease, or other agreement, obligation, instrument, concession, franchise or license to which Parent or Acquisition is a party or by which any of their properties or assets are bound, (C) assuming that all consents, approvals, authorizations and other actions described in Section 3.2(e)(iii) have been obtained and all filings and obligations described in Section 3.2(e)(iii) have been made or fulfilled, any Law applicable to Parent or Acquisition or to their properties or assets or (D) any Order applicable to Parent or Acquisition or to their properties or assets, except, in the case of clauses (B), (C) and (D) only, for any Violations that have not had and could not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Parent or Acquisition to perform its obligations under this Agreement (a “Parent Material Adverse Effect”).

(iii) No consent, approval, franchise, license, order or authorization of, or registration, declaration or filing with, notice, application or certification to, or permit, waiver or exemption from any Governmental Entity is required by or with respect to Parent or Acquisition in connection with its execution and delivery of this Agreement or the consummation by Parent or Acquisition of the transactions contemplated hereby, except for (A) filings under the HSR Act, (B) the filing with the SEC of the Schedule 13E-3 and such other schedules or reports under and such other compliance with the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, (C) the filing of the Certificates of Merger and any related documents with the Secretary of State of the State of Louisiana and the Secretary of State of the State of Delaware, (D) such filings and approvals as may be required by any applicable state securities, “blue sky” or takeover Laws and (E) such other consents, approvals, franchises, licenses, orders, authorizations, registrations, declarations, filings, notices, applications, certifications, permits, waivers and exemptions the failure of which to be obtained or made have not had and could not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(f) Information Supplied. None of the information to be supplied by Parent and Acquisition specifically for inclusion or incorporation by reference in the Proxy Statement will, on the date it is first mailed to the holders of Company Common Stock and Company Preferred Stock or on the Meeting Date, and none of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Schedule 13E-3 will, at the time of its filing with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Meeting Date, any event with respect to Parent or Acquisition, or with respect to information supplied by Parent or Acquisition specifically for inclusion in the Proxy Statement or the Schedule 13E-3 shall occur which is required to be described in an amendment of, or supplement to, the Proxy Statement or the Schedule 13E-3, such event shall be so described by Parent or Acquisition and included by the parties hereto in the Schedule 13E-3 or provided to the Company for inclusion in the Proxy Statement. All documents that Parent and Acquisition are responsible for filing with the SEC in connection with the transactions contemplated herein will comply as to form, in all material respects, with the applicable provisions of the Exchange Act, and each such document required to be filed with any Governmental Entity other than the SEC will comply in all material respects with the provisions of applicable Law as to the information required to be contained therein. Notwithstanding the foregoing, neither Parent nor Acquisition makes any representation or warranty with respect to the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

(g) Limited Operations of Parent and Acquisition. Acquisition was formed on May 27, 2010, solely for the purpose of engaging in the transactions contemplated hereby. Acquisition has not engaged in any other business activities. Except for (i) obligations or liabilities incurred in connection with its organization and the transactions contemplated hereby and (ii) this Agreement and any other agreements and arrangements contemplated hereby or entered into in furtherance hereof, Acquisition has not incurred any material obligations or liabilities or engaged in any business activities. Assuming the truth and accuracy of the representations and warranties contained in Section 3.1, upon consummation of the transactions contemplated hereby, Acquisition will be solvent, the fair value of its assets will exceed the aggregate of its liabilities, contingent or fixed, and it will be able to meet all its financial obligations as they come due.

(h) Neither Parent nor Acquisition is a party to, or has been threatened with respect to, any claim, proceeding, litigation, government investigation or similar matter that could reasonably be expected to materially affect or delay the consummation of the transactions contemplated hereby.

(i) Brokers. No agent, broker, investment banker, financial advisor or other firm or Person engaged by Parent or Acquisition is or will be entitled to receive from the Company any broker’s or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Acquisition except as set forth on Schedule 3.2(i) whose fees and expenses will be paid by Parent.

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS

4.1 Affirmative Covenants of the Company. During the period from the date of this Agreement to the Effective Time, except (i) as set forth on Schedule 4.1 or as otherwise expressly contemplated by this Agreement or (ii) to the extent that Parent shall otherwise consent in writing, the Company shall, and shall cause each of its Subsidiaries to:

(a) carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted;

(b) use their reasonable best efforts to (i) preserve intact their respective business organizations and goodwill, (ii) maintain their respective rights and franchises, (iii) retain the services of their respective officers and employees (iv) preserve their assets and properties in good repair and condition (v) preserve intact their respective relationships with customers, suppliers and others having business dealings with them and (vi) keep in full force and effect insurance comparable in amount and scope of coverage to the insurance now carried by them; and

(c) comply, in all material respects, with all applicable Laws.

4.2 Negative Covenants of the Company. During the period from the date of this Agreement to the Effective Time, except (i) as set forth on Schedule 4.2 or as otherwise expressly contemplated by this Agreement or (ii) to the extent that Parent shall otherwise consent in writing, the Company shall not, and shall not permit any of its Subsidiaries to:

(a) (i) declare, set aside or pay dividends on, or make other distributions (whether in cash, stock, property or otherwise) in respect of, any capital stock (other than (A) cash dividends and distributions by Subsidiaries of the Company to the Company or a wholly-owned Subsidiary of the Company and (B) regular quarterly cash dividends on the Company Preferred Stock in accordance with the terms of the articles of incorporation of the Company), or set aside funds therefor, (ii) adjust, split, combine or reclassify any capital stock, or issue, authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, any capital stock or (iii) purchase, redeem or otherwise acquire any capital stock or securities directly or indirectly convertible into, or exercisable or exchangeable for, capital stock, or set aside funds therefore (except upon the exercise of Company Stock Options outstanding on the date of this Agreement as set forth on Schedule 3.1(b)(v) to the extent cashless exercises are provided for in the Stock Plan governing such Company Stock Options);

(b) (i) except for shares of Company Common Stock issuable pursuant to Company Stock Options or Warrants or upon conversion of shares of Company Preferred Stock, in each case outstanding on the date of this Agreement in accordance with the current terms thereof, issue, deliver, hypothecate, pledge, sell, grant, dispose of or otherwise encumber any shares of capital stock of the Company or any of its Subsidiaries, or subscriptions, options, warrants, calls, any other voting securities or any securities directly or indirectly convertible into, or exercisable or exchangeable for, capital stock or other voting securities, or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units, or other similar rights, agreements, commitments or Contracts of any kind to acquire any shares of the Company’s or any of its Subsidiaries’ capital stock or (ii) amend the terms of any outstanding Indebtedness or equity security (including any Company Stock Option, Company Restricted Stock or Warrant) or any Stock Plan;

(c) amend or propose to amend its articles or certificates of incorporation or bylaws (or other organizational documents);

(d) (i) merge or consolidate with, or acquire any interest in, any Person or division or unit thereof, (ii) acquire or agree to acquire any assets, except for acquisitions of inventory, equipment and raw materials in the ordinary course of business and consistent with past practice or (iii) make any loan, advance or capital contribution to, or otherwise make any investment in, any Person other than loans or advances to, or investments in, wholly-owned Subsidiaries of the Company existing on the date of this Agreement in the ordinary course of business consistent with past practice;

(e) sell, lease, license, encumber or otherwise dispose of, or subject to any Lien, any of its assets, other than (i) sales of inventory in the ordinary course of business consistent with past practice and (ii) other dispositions in the ordinary course of business so long as the aggregate value of all assets so disposed does not exceed $150,000;

(f) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution;

(g) except for increases in the compensation of employees (other than employees who are directors or executive officers) made in the ordinary course of business and consistent with past practice, and except as may be required by applicable Law or pursuant to any Plan existing on the date of this Agreement, (i) grant to any current or former director, officer, employee or consultant any increase in compensation, severance, termination pay or fringe or other benefits, (ii) enter into any new, or amend (including by accelerating rights or benefits under) any existing, employment, consulting, indemnification, change of control, severance or termination agreement with any current or former director, officer, employee or consultant or (iii) establish, adopt or become obligated under any new Plan or collective bargaining agreement or amend (including by accelerating rights or benefits under) any such Plan or arrangement in existence on the date hereof;

(h) (i) assume, incur or guarantee any Indebtedness other than borrowings in the ordinary course of business consistent with past practice under Section 2(a) of the Loan Agreement (provided that such Indebtedness so incurred is voluntarily prepayable without premium, penalties or other costs in excess of $100,000 in the aggregate), (ii) issue or sell any debt securities or warrants or rights to acquire any debt securities, (iii) guarantee any other obligations of any other Person (other than those of wholly-owned Subsidiaries of the Company) or (iv) enter into any “keep well” or other agreement to maintain the financial condition of any other Person or any other agreement having the same economic effect;

(i) other than as required by SEC guidelines or GAAP, revalue any material assets or make any changes with respect to accounting policies, procedures and practices or to change its fiscal year;

(j) settle or compromise any pending or threatened Actions (A) involving potential payments by or to the Company or any of its Subsidiaries of more than $100,000 in the aggregate, (B) that admit liability or consent to non-monetary relief, or (C) that otherwise are or could reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole;

(k) (i) pay, discharge or satisfy any other claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business and consistent with past practice, (ii) cancel any Indebtedness, or (iii) waive or assign any claims or rights of substantial value;

(l) (i) make or rescind any tax election, (ii) take any tax position or settle or compromise any claim, action, suit, arbitration, investigation, audit, examination, litigation, proceeding (whether judicial or administrative) or matter in controversy relating to taxes (A) involving potential payments by or to the Company or any of its Subsidiaries of more than $100,000 in the aggregate, (B) that admit liability or consent to non-monetary relief, or (C) that otherwise are or could reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or (iii) make any change to its method of reporting income, deductions or other tax items for tax purposes;

(m) enter into any material license with respect to Company Intellectual Property unless such license is non-exclusive and entered into in the ordinary course of business consistent with past practice;

(n) enter into any new line of business;

(o) make or commit to make any capital expenditures, except for any capital expenditure or series of related capital expenditures which, together with all other capital expenditures made after the date hereof, collectively, is less than $250,000, and except for specific capital expenditures in the amounts set forth in the Company’s 2010 Budget as made available to Parent and Acquisition prior to the date of this Agreement and set forth on Schedule 4.2(o);

(p) enter into any Contract of the type described in Section 3.1(w)(vi);

(q) (i) modify, amend, cancel, terminate or waive any rights under any Material Contract or (ii) enter into any Contract that would be a Material Contract, in each case, other than in the ordinary course of business consistent with past practice;

(r) enter into any Contract to the extent consummation of the transactions contemplated by this Agreement or compliance by the Company with the provisions of this Agreement could reasonably be expected to result in a Violation of such Contract;

(s) enter into, modify, amend, cancel or terminate any Contract which if so entered into, modified, amended or terminated could reasonably be expected to (i) have a Company Material Adverse Effect, (ii) impair in any material respect the ability of the Company to perform its obligations under this Agreement or (iii) prevent or materially delay the consummation of the transactions contemplated by this Agreement;

(t) alter (through merger, liquidation, reorganization, restructuring or any other fashion) the corporate structure or ownership of the Company or any of its Subsidiaries;

(u) intentionally take any action that results or is reasonably likely to result in any of the representations or warranties of the Company hereunder being untrue in any material respect;

(v) make any material change to its methods of accounting in effect at December 31, 2009, except (i) as required by GAAP (or any authoritative interpretation thereof), (ii) as required by a change in applicable Law or (iii) as disclosed in the Company SEC Documents filed prior to the date hereof;

(w) intentionally take any action that results or is reasonably likely to result in the lapse of any of the Company Permits;

(x) intentionally take any action that results or is reasonably likely to result in the lapse of any insurance policy of the Company and its Subsidiaries, fail to maintain any self-insurance or fail to cause any carriers who have underwritten insurance policies of the Company which provide insurance coverage to the business and operations of the Company and any of its Subsidiaries to continue to make such coverage available to the Company and such Subsidiaries following the Closing Date for claims arising out of occurrences prior to the Closing Date;

(y) fail to use reasonable best efforts to maintain the listing of the Company Common Stock on NASDAQ and to continue to satisfy any and all listing qualifications and criteria related thereto;

(z) modify any arrangements or agreements with any Transaction Advisor, including modifying the amount of any fees owed to any Transaction Advisor by the Company and its Subsidiaries in connection with the transactions contemplated hereby or the Company’s sale process in general;

(aa) fail to use reasonable best efforts to maintain or cause to be maintained the assets of the Company and its Subsidiaries in adequate condition and repair for their current use in the ordinary course of business consistent with past practice, ordinary wear and tear excepted;

(bb) agree to or make any commitment, whether orally or in writing, to take any actions prohibited by this Agreement; or

(cc) authorize or enter into any agreement or make any commitment to do any of the foregoing.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1 Access to Information; Confidentiality.

(a) During the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of Parent and Acquisition (including the Financing Sources (as hereinafter defined) and their officers, employees, accountants, counsel and other representatives), during normal business hours, reasonable access to all of the Company’s and its Subsidiaries’ properties, books, records, leases, contracts, commitments, customers, officers, employees, accountants, counsel and other representatives. The Confidentiality Agreement dated December 9, 2009, between Parent and the Company (the “Confidentiality Agreement”), shall apply with respect to information furnished thereunder or hereunder and any other activities contemplated thereby or hereby. Without limiting the generality of this Section 5.1, from the date of this Agreement until the Effective Time, the Company shall furnish to Parent and the Financing Sources promptly after becoming available, (i) monthly financial statements including an unaudited balance sheet, income statement and statement of cash flows for each month through the Closing Date and (ii) any update of the Company’s outlook for the quarter or the balance of the fiscal year as it may prepare for management’s internal use.

(b) During the period from the date hereof to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, promptly furnish to Parent, Acquisition and the Financing Sources, and Parent and Acquisition shall promptly furnish to the Company and the Financing Sources, (i) a copy of each report, schedule, registration statement and other document filed by it with the SEC, or received by it from the SEC, during such period, and (ii) such other information concerning its business, properties and personnel as may be reasonably requested.

5.2 No Solicitation.

(a) During the period beginning on the date of this Agreement and continuing until 12:01 a.m. (EST) on July 16, 2010 (the “Exclusivity Period Start Date”), the Company and its Subsidiaries and their respective officers, directors, advisors, affiliates and other representatives (such Persons, together with the Subsidiaries of the Company, collectively, the “Company Representatives”) shall have the right to (i) initiate, solicit and encourage Company Acquisition Proposals (as hereinafter defined) (including by way of providing access to non-public information pursuant to (but only pursuant to) one or more Acceptable Confidentiality Agreements (as hereinafter defined); provided that the Company shall promptly provide to Parent any non-public information concerning the Company or its Subsidiaries that is provided to any Person given such access which was not previously provided to Parent) and (ii) enter into and maintain or continue discussions or negotiations with any Person or group of Persons in furtherance of any such inquiries and to induce the making or submission of Company Acquisition Proposals.

(b) Subject to Section 5.2(c) and except as may relate to any Excluded Party (as hereinafter defined), from the Exclusivity Period Start Date until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, the Company shall not, and shall not direct, authorize or permit any of the Company Representatives to (it being understood that any violation of any of the restrictions set forth in this Section 5.2 by any Company Representative shall be deemed to be a breach of this Section 5.2 by the Company), directly or indirectly, (A) initiate, solicit or encourage (including by way of providing information) any prospective purchaser or the invitation or submission of any inquiries, proposals or offers or any other efforts or attempts that constitute, or may reasonably be expected to lead to, any Company Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding any Company Acquisition Proposal or (C) enter into any agreement or agreement in principle (other than an Acceptable Confidentiality Agreement) providing for or relating to a Company Acquisition Proposal or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder. Subject to Section 5.2(c) and except as may relate to an Excluded Party, on the Exclusivity Period Start Date the Company shall immediately cease and cause to be terminated any existing solicitation, initiation, negotiation or discussion with any Persons conducted heretofore by the Company or any Company Representatives with respect to any Company Acquisition Proposal. Notwithstanding anything to the contrary contained herein, the Company (A) shall not, and shall not permit any of the Company Representatives to, provide any non-public information to any Excluded Party without first entering into an Acceptable Confidentiality Agreement and (B) will promptly provide to Parent any non-public information concerning the Company or its Subsidiaries provided to any Excluded Party which was not previously provided to Parent. No later than two (2) Business Days after the Exclusivity Period Start Date, the Company shall notify Parent in writing of the number of Excluded Parties and the Company shall provide to Parent (within such two Business Day time frame) a written summary of the material terms of the Company Acquisition Proposal from an Excluded Party and the identity of such Excluded Party.

(c) Notwithstanding anything to the contrary contained in Section 5.2(b), if at any time prior to obtaining Company Stockholder Approval, (i) the Company has otherwise complied with its obligations under this Section 5.2 and the Company has received a Company Acquisition Proposal from a third party that the Board of Directors of the Company or Special Committee determines in good faith to be bona fide, (ii) the Board of Directors of the Company or the Special Committee determines in good faith, after consultation with its financial advisors and outside counsel, that such Company Acquisition Proposal constitutes or could reasonably be expected to constitute a Superior

Proposal (as hereinafter defined) and (iii) after consultation with its financial advisors and outside counsel, the Board of Directors of the Company or the Special Committee determines in good faith that taking such action is necessary for the Board of Directors of the Company or the Special Committee to comply with its fiduciary duties under applicable Law, then the Company may (x) furnish information with respect to the Company and its Subsidiaries to the Person making such Company Acquisition Proposal and (y) participate in discussions or negotiations with the Person making such Company Acquisition Proposal regarding such Company Acquisition Proposal; provided, that the Company (A) will not, and will not allow any Company Representative to, disclose any non-public information to such Person without entering into an Acceptable Confidentiality Agreement and (B) will promptly provide to Parent any non-public information concerning the Company or its Subsidiaries provided to such other Person which was not previously provided to Parent.

(d) Neither the Board of Directors of the Company nor any committee thereof shall directly or indirectly (i) (A) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Parent and Acquisition, the approval, recommendation or declaration of advisability by such Board of Directors or any such committee thereof of this Agreement, the Merger or the other transactions contemplated hereby or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Company Acquisition Proposal, including any Permitted Alternative Agreement (as hereinafter defined) (any action described in this clause (i) being referred to as an “Adverse Recommendation Change”), or (ii) (A) approve or recommend, or propose to approve or recommend, or allow the Company or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, or that is intended to or could reasonably be expected to lead to, any Company Acquisition Proposal (other than an Acceptable Confidentiality Agreement and, to the extent a Company Acquisition Proposal involves the issuance of securities to stockholders of the Company, other than an appropriate confidentiality agreement that allows the Company to receive and review confidential information with respect to a proposed issuer of any such securities) or (B) except to the extent the Board of Directors of the Company determines in good faith (after consultation with outside counsel) that it is required to do so to comply with its fiduciary duties under applicable Law, authorize or permit the Company to release any third party from any confidentiality or standstill agreement to which the Company is a party or fail to enforce to the fullest extent possible, or grant any waiver, request or consent to any Company Acquisition Proposal under, any such agreement.

(e) Notwithstanding the limitations set forth in Section 5.2(d), at any time following the date hereof and prior to obtaining Company Stockholder Approval, the Board of Directors of the Company or the Special Committee may make an Adverse Recommendation Change (x) if the Company is then in receipt of a Company Acquisition Proposal that is not withdrawn and that the Board of Directors of the Company or the Special Committee has concluded in good faith after consultation with its independent financial advisors and outside counsel constitutes a Superior Proposal or (y) upon an Intervening Event, if and only if:

(i) the Board of Directors of the Company or the Special Committee has concluded in good faith after consultation with its independent financial advisors and outside counsel that effecting an Adverse Recommendation Change is necessary for the Board of Directors of the Company or the Special Committee to comply with its fiduciary duties under applicable Law;

(ii) (A) the Company shall have provided prior written notice to Parent at least three (3) Business Days in advance (the “Initial Notice”), to the effect that absent any revision to the terms and conditions of this Agreement, the Board of Directors of the Company or the Special Committee will effect an Adverse Recommendation Change, which notice shall specify the basis for such Adverse Recommendation Change, including (1) in the case of clause (x) in paragraph (e) above, the identity of the Person making the Superior Proposal and the material terms and conditions thereof and (2) in the case of clause (y) in paragraph (e) above, a description of the Intervening Event describing in detail the material facts thereof or relating thereto; and (B) prior to effecting such Adverse Recommendation Change, the Company shall, in the Initial Notice, have offered to negotiate for a period of three (3) Business Days (the “Three Business Day Negotiation Period”) after Parent’s receipt of the Company’s notice pursuant to the immediately foregoing clause (ii)(A) with (and, if accepted, negotiated with Parent for such Three Business Day Negotiation Period), and shall have instructed the Company Representatives to offer to negotiate with (and if accepted, negotiated with), Parent to attempt to make such adjustments in the terms and conditions of this Agreement such that the Board of Directors of the Company or the Special Committee would not, after taking into account such adjustments, be required to effect an Adverse Recommendation Change; it being understood and agreed that, in the case of clause (x) in paragraph (e) above, any amendment or modification to the terms of such Superior Proposal shall require a new notice of Superior Proposal and a new Three Business Day Negotiation Period and, in the case of clause (y) in paragraph (e) above, any change in the nature of such Intervening Event shall require a new notice of Intervening Event and a new Three Business Day Negotiation Period; and

(iii) the Company shall have been at all times in compliance with the provisions of this Section 5.2.

(f) From and after the date hereof, the Company shall keep Parent generally informed on a current basis of the status of and material developments respecting any solicitations, inquiries, proposals and/or negotiations (including the material terms and price in respect of any Company Acquisition Proposal). Without limiting the generality of the foregoing, the Company agrees that it will promptly (and, in any event, within 24 hours) notify Parent orally and in writing (i) if any proposals or offers with respect to, or that could reasonably be expected to lead to, a Company Acquisition Proposal are received by the Company or any Company Representative, indicating, in connection with such notice, the identity of the Person or group of Persons making such offer or proposal, the material terms and conditions of any proposals or offers (including copies of any written requests, proposals or offers, including proposed agreements), and, thereafter keep Parent reasonably informed of the status and terms of any such requests, proposals or offers (including any material amendments or material modifications to the financial or other material terms thereof) and (ii) if any nonpublic information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company or any Company Representative and indicating, in connection with such notice, the identity of the Person or group of Persons and the status of any such discussions or negotiations.

(g) Subject to the restrictions on the Company’s ability to make an Adverse Recommendation Change as set forth in Section 5.2(e), nothing contained in this Section 5.2 shall prohibit the Company, the Board of Directors of the Company or the Special Committee from taking and disclosing to the Company’s stockholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any other disclosure required by applicable Law if, in the good faith judgment of the Board of Directors of the Company or the Special Committee, after consultation with its independent financial advisors and outside counsel, the failure to do so would reasonably be expected to violate its fiduciary duties under applicable Law or is otherwise required under applicable Law; provided, however, that neither the Company nor the Board of Directors of the Company or any committee thereof shall be permitted to recommend that the Company stockholders tender any securities in connection with any tender or exchange offer (or otherwise approve, endorse or recommend any Company Acquisition Proposal), unless in each case, in connection therewith, the Board of Directors of the Company or any committee thereof effects an Adverse Recommendation Change; provided, further that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be an Adverse Recommendation Change unless the Board of Directors of the Company or the Special Committee expressly reaffirms to the Company’s stockholders that they approve this Agreement and the Merger at the Special Meeting at least two (2) Business Days prior to the Special Meeting if Parent has delivered to the Company a written request to so reaffirm at least 48 hours (or if 48 hours is impracticable, as far in advance as is practicable) prior to the time such reaffirmation is to be made.

(h) As used in this Agreement, “Company Acquisition Proposal” means any inquiry, proposal or offer from any Person or group of Persons which was not obtained in violation of this Section 5.2 relating to any direct or indirect acquisition or purchase of a business that constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, or 20% or more of the outstanding Company Common Stock, any tender offer or exchange offer that if consummated would result in any Person or group of Persons beneficially owning 20% or more of the outstanding Company Common Stock, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any Subsidiary or Subsidiaries of the Company whose business constitutes 20% or more of the net revenues, net income or assets of the

Company and its Subsidiaries, taken as a whole), other than the transactions contemplated by this Agreement.

(i) As used in this Agreement, “Excluded Party” means any Person or group of related Persons (so long as such Person and the other members of such group who were members of such group immediately prior to the Exclusivity Period Start Date constitute at least 50% of the equity financing of such group at all times following the Exclusivity Period Start Date and prior to the termination of this Agreement) from whom the Company or any of the Company Representatives has received a written Company Acquisition Proposal after the execution of this Agreement and prior to the Exclusivity Period Start Date that the Board of Directors of the Company or the Special Committee determines in good faith is bona fide and constitutes or could reasonably be expected to result in a Superior Proposal; provided that any Excluded Party shall cease to be an Excluded Party for all purposes under this Agreement at such time as the Company Acquisition Proposal made by such Person fails to constitute either (x) a Superior Proposal or (y) in the good faith judgment of the Board of Directors of the Company or the Special Committee, a Company Acquisition Proposal that could reasonably be expected to result in a Superior Proposal.

(j) As used in this Agreement, “Intervening Event” means any effect, fact, conditions, event, development, change or state of circumstances in respect of the Company or any Subsidiary of the Company that was not actually known to the Board of Directors of the Company or the Special Committee on the date hereof, which effect, fact, conditions, event, development, change or state of circumstances, or any consequences thereof, becomes known to the Board of Directors of the Company or the Special Committee prior to obtaining the Company Stockholder Approval; provided, however, that in no event shall the receipt, existence or terms of a Company Acquisition Proposal constitute an Intervening Event.

(k) As used in this Agreement, “Superior Proposal” means (i) either (A) a Company Acquisition Proposal but changing the references to “20% or more” in the definition of “Company Acquisition Proposal” to “more than 50%” or (B) a Company Acquisition Proposal as a result of which the individuals comprising the Board of Directors of the Company prior to such transaction do not constitute a majority of the board of directors (or other governing body) of the entity surviving or resulting from such transaction or the ultimate parent entity following such transaction, and (ii) which the Board of Directors of the Company or the Special Committee in good faith determines (after considering the advice of its financial advisors and outside counsel and the conditionality and the timing and likelihood of consummation of such proposal and any changes to the terms of this Agreement proposed by Parent in response to such offer or otherwise) (A) would, if consummated, result in a transaction that is more favorable to the stockholders of the Company entitled to receive the Merger Consideration hereunder (in their capacities as stockholders), from a financial point of view, than the transactions contemplated hereby and (B) is capable of being, and is reasonably likely to be, completed.

(l) As used in this Agreement, an “Acceptable Confidentiality Agreement” shall mean a confidentiality and standstill agreement that contains provisions which are, in their material respects, no less favorable to the Company than those contained in the Confidentiality Agreement (provided that such agreement shall not otherwise prohibit compliance with any of the provisions of this Section 5.2).

5.3 Fees and Expenses.

(a) Except as otherwise provided in this Section 5.3, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses. The Company shall pay all costs and expenses in connection with the printing and mailing of the Proxy Statement, as well as all SEC filing fees related to the transactions contemplated hereby.

(b) In the event of any termination of this Agreement (i) by Parent under Section 7.1(d) in the case of a material and willful breach or failure to perform or Section 7.1(f), (ii) by the Company under Section 7.1(g) or (iii) by Parent or the Company under Section 7.1(h) or by Parent under Section 7.1(c) (if, but only if, in the case of this clause (iii) (A) a proposed Company Acquisition Proposal shall have been communicated to the Board of Directors of the Company or the Special Committee or publicly announced or publicly made known prior to the Special Meeting and not withdrawn prior to the tenth day preceding the mailing date of the Proxy Statement and (B) within twelve months after such termination pursuant to Section 7.1(h) or Section 7.1(c), the Company (and/or its Subsidiaries) enter(s) into a definitive agreement with respect to, or consummate(s), a transaction that would have constituted a Company Acquisition Proposal if made prior to such termination (the “Subsequent Transaction”)), then the Company shall (A) pay to Parent a fee in the amount of $1,795,991 (the “Company Termination Fee”) and (B) reimburse Parent for the documented out-of-pocket fees and expenses reasonably incurred by Parent and Acquisition in connection with this Agreement and the transactions contemplated hereby payable to all banks, investment banking firms and other financial institutions, and their respective agents and counsel, and all fees of counsel, accountants, financial printers, experts and consultants to Parent, Acquisition and their affiliates) in an aggregate amount not to exceed $750,000 (the “Expenses”), in each case, in cash, by wire transfer of immediately available funds to an account designated by Parent. For purposes of Section 5.3(b)(iii)(B), the term “Company Acquisition Proposal” shall have the meaning ascribed to such term in Section 5.2(h) except that all references to “20% or more” shall be deemed to be references to “more than 35%”. The Company shall pay the Company Termination Fee and the Expenses to Parent (x) in the case of clauses (i) and (ii) above, on the date of termination of this Agreement or (y) in the case of clause (iii) above, on the date of the entering into of a definitive agreement with respect to, or the consummation of, as the case may be, a Subsequent Transaction. Notwithstanding the foregoing, the Company shall pay the Expenses to Parent in the event of any termination of this Agreement by Parent under Section 7.1(d), other than in the case of a material or willful breach or failure to perform, or Section 7.1(i), in each case on the date of such termination in cash, by wire transfer of immediately available funds to an account designated by Parent. As used herein, with respect to any Company Acquisition Proposal, “withdrawn” shall mean that (i) such offer was withdrawn publicly or, if such Company Acquisition Proposal has not been publicly announced, that the Board of Directors of the Company or the Special Committee has confirmed in writing to Parent that is has been withdrawn, (ii) since the withdrawal of such Company Acquisition Proposal, there shall have been no further negotiations with respect thereto between the Person or group of Persons making such Company Acquisition Proposal (or such Person’s or group’s representatives) and the Company (or any Company Representatives) and no further delivery of confidential information by the Company (or any Company Representatives) to such Person or group (or such Person’s or group’s representatives) and (iii) the Company shall have requested that the Person or group making such Company Acquisition Proposal return or destroy all confidential information previously delivered to such Person or group (or such Person’s or group’s representatives); provided, that no Company Acquisition Proposal shall be considered to have been “withdrawn” for purposes of this Section 5.3(b) if, within twelve months after the termination of this Agreement, the Company (and/or any of its Subsidiaries) enter(s) into a definitive agreement with respect to, or consummate(s), a Subsequent Transaction with the Person or group of Persons who made such Company Acquisition Proposal (or any affiliate thereof). As used in this Agreement, “material and willful breach” shall mean a material breach that is a consequence of an act undertaken by the breaching party with the knowledge (actual or constructive) that the taking of such act would, or would be reasonably expected to, cause a breach of this Agreement.

(c) If the Company terminates this Agreement pursuant to Section 7.1 other than pursuant to Section 7.1(a), Section 7.1(b), Section 7.1(g) or Section 7.1(h) and at such time of termination (i) the conditions set forth in Section 6.1 and Section 6.2 shall have been satisfied as of the date of termination, (ii) Parent has failed, or failed to cause Acquisition, to consummate the Closing in breach of Section 1.2 and (iii) the proceeds of the Debt Financing (or Alternative Financing) sufficient to consummate the transactions contemplated hereby are not available to Parent on the terms set forth in the Debt Commitment Letter on the date of termination (clauses (i), (ii) and (iii) collectively, the “Specified Financing Failure Termination Event”), then Parent shall pay to the Company a fee equal to $4,310,378 (the “Financing Failure Termination Fee”) within five (5) Business Days after such termination. The parties hereto acknowledge and agree that the agreement contained in this Section 5.3(c) is an integral part of the transactions contemplated hereby, that without this agreement the parties hereto would not have entered into this Agreement, and that any amount payable pursuant to this Section 5.3(c) does not constitute a penalty but shall constitute liquidated damages to compensate the Company. Payment of the Financing Failure Termination Fee shall be the Company’s sole and exclusive remedy against Parent, Acquisition, the Financing Sources and any of their respective former, current and future affiliates, representatives, shareholders, members, managers, partners, successors and assigns (collectively, the “Related Parties”) following a Specified Financing Failure Termination Event. Upon payment of the Financing Failure Termination Fee, none of the Company, any Subsidiary of the Company or any of their affiliates shall have any rights or claims against Parent, Acquisition, the Financing Sources or any of their respective Related Parties relating to this Agreement, including under Section 8.2, or any of the transactions contemplated hereby, or in respect of any oral representations made or alleged to be made in connection herewith, whether at Law or equity, in contract (including under the Limited Guaranty), in tort or otherwise, and none of Parent, Acquisition, the Financing Sources or any of their respective Related Parties shall have any further liability or obligation to the Company, any Subsidiary of the Company or any of their affiliates relating to or arising out of this Agreement or any of the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. The parties hereto acknowledge and agree that in no event shall Parent be required to pay the Financing Failure Termination Fee on more than one (1) occasion.

(d) If the Company terminates this Agreement pursuant to Section 7.1 other than pursuant to Section 7.1(a), Section 7.1(b), Section 7.1(g) or Section 7.1(h) (x) as a result of Parent’s failure to comply in all material respects with its obligations in Section 5.14(a) and at such time, the Company is not in breach in any material respect of any representation and warranty, covenant or other agreement of the Company set forth in this Agreement and the conditions set forth in Section 6.1 and Section 6.2 shall have been satisfied as of the date of termination or (y) (A) the conditions set forth in Section 6.1 and Section 6.2 shall have been satisfied as of the date of termination, (B) Parent has failed to consummate the Closing in breach of Section 1.2 and (C) the proceeds of the Debt Financing (or Alternative Financing) sufficient to consummate the transactions contemplated hereby are available to Parent on the terms set forth in the Debt Commitment Letter as of the date of termination (clauses (x) and (y), collectively, the “Specified Financing Breach Termination Events”), then Parent shall pay to the Company a fee equal to $7,183,964 (the “Financing Breach Termination Fee”) within five (5) Business Days after such termination. The parties hereto acknowledge and agree that the agreement contained in this Section 5.3(d) is an integral part of the transactions contemplated hereby, that without this agreement the parties hereto would not have entered into this Agreement, and that any amount payable pursuant to this Section 5.3(d) does not constitute a penalty but shall constitute liquidated damages to compensate the Company. Unless the Company elects to seek specific performance under Section 8.2, to the extent available, payment of the Financing Breach Termination Fee shall be the Company’s sole and exclusive remedy against Parent, Acquisition, the Financing Sources and any of their respective Related Parties following a Specified Financing Breach Termination Event. Upon payment of the Financing Breach Termination Fee, none of the Company, any Subsidiary of the Company or any of their affiliates shall have any rights or claims against Parent, Acquisition, the Financing Sources or any of their respective Related Parties relating to this Agreement, including Section 8.2 or any of the transactions contemplated hereby, or in respect of any oral representations made or alleged to be made in connection herewith, whether at Law or equity, in contract (including under the Limited Guaranty), in tort or otherwise, and none of Parent, Acquisition, the Financing Sources or any of their respective Related Parties shall have any further liability or obligation to the Company, any Subsidiary of the Company or any of their affiliates relating to or arising out of this Agreement or any of the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. The parties hereto acknowledge and agree that in no event shall Parent be required to pay the Financing Breach Termination Fee on more than one (1) occasion.

5.4 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, Parent shall indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer or director of the Company or any of its Subsidiaries (collectively, the “Fiduciary Indemnities”) against all losses, claims, damages, costs, expenses (including attorneys’ fees), liabilities or judgments or amounts that are paid in settlement with the approval of the indemnifying party (which approval shall not be unreasonably withheld or delayed) of or in connection with any threatened or actual claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or such employee of the Company or any subsidiary whether pertaining to any matter existing or occurring at or prior to the Effective Time (including arising out of or relating to the Merger, the consummation of the transactions contemplated herein, and any action taken in connection therewith). Any Fiduciary Indemnities wishing to claim indemnification under this Section 5.4(a), upon learning of any such claim, action, suit proceeding or investigation, shall promptly notify Parent and the Surviving Corporation, but the failure so to notify shall not relieve a party from any liability that it may have under this Section 5.4(a), except to the extent such failure materially prejudices such party. Parent or the Surviving Corporation shall have the right to assume the defense thereof. If Parent or the Surviving Corporation does not assume the defense, the Fiduciary Indemnities as a group may retain only one law firm to represent them with respect to each such matter unless there is, under applicable standards of professional conduct, a conflict between the positions of any two or more Fiduciary Indemnities. Fiduciary Indemnities will cooperate in the defense of any such matter. Parent shall not be liable for any settlement effected without its prior written consent unless such consent has been unreasonably withheld or delayed.

(b) The Surviving Corporation shall cause all rights to indemnification and exculpation from or limitation of liability for acts and omissions occurring at or prior to the Effective Time and rights to advancements of expenses relating thereto now existing in favor of the current or former directors, officers, employees and agents of the Company and its Subsidiaries (the “Existing Indemnities”) as provided in their respective charters and/or bylaws (or similar organizational documents) or in any indemnification agreement listed on Schedule 5.4(b) to survive the Merger and, for a period of six years from the Effective Time, such provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any such Indemnities, unless an alteration or modification of such documents is required by applicable Law or each Indemnitee affected thereby otherwise consents in writing thereto. From and after the Effective Time, the Surviving Corporation shall indemnify, defend and hold harmless the Existing Indemnities to the fullest extent required by its articles of incorporation and/or by-laws existing as of the date hereof or in any indemnification agreement listed on Schedule 5.4(b).

(c) Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the extension of (i) existing officer and director liability insurance, including without limitation, all Side A coverage (directors’ and officers’ liability) of the Company’s existing directors’ and officers’ insurance policies and (ii) the Company’s existing fiduciary liability insurance policies, in respect of coverage for acts or omissions occurring at or prior to the Effective Time, in each case for a claims reporting or discovery period of at least six years from and after the Effective Time (“D&O Insurance”) on terms no less advantageous in the aggregate to such indemnified parties than such existing insurance (copies of which policies have been made available to Parent and Acquisition). If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, there shall be no breach of this provision so long as the Surviving Corporation shall continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date hereof with terms no less advantageous in the aggregate to such indemnified parties than the existing insurance; provided, that in no event shall the Surviving Corporation be required to expend for such policies an annual premium amount in excess of 250% of the annual premiums paid as of the date of this Agreement by the Company to obtain such coverage (such 250%, the “Maximum Premium”). If such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, Parent shall maintain the most advantageous policies obtainable for an annual premium equal to the Maximum Premium. The Company represents to Parent that the Maximum Premium is $861,675.

(d) In the event the Surviving Corporation or any of its respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, proper provisions shall be made so that such Person assumes the obligations set forth in this Section 5.4.

(e) This Section 5.4, which shall survive the consummation of the Merger at the Effective Time and shall continue for the periods specified herein, is intended to benefit the Company, the Surviving Corporation and the Existing Indemnities, each of whom may enforce the provisions of this Section 5.4 (whether or not parties to this Agreement).

5.5 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, including Section 5.7 hereof in respect of actions taken as to antitrust matters, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable, under applicable Law or otherwise, to consummate and make effective the transactions contemplated by this Agreement.

(b) If at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of the

Company, the parties to this Agreement shall direct their respective officers and directors to take all such necessary action.

5.6 Publicity. Parent and the Company agree to issue a joint press release announcing this Agreement. Parent and the Company will consult with each other and will mutually agree upon any press release or other public announcement (including to employees) pertaining to the Merger, any related financing or this Agreement and shall not issue any such press release or make any such public announcement prior to such consultation and agreement, except as may be required by applicable Law, in which case the party proposing to issue such press release or make such public announcement shall use its reasonable best efforts to consult in good faith with the other parties and allow the other parties reasonable time to comment on such press release or public announcement before issuing any such press release or making any such public announcement.

5.7 Consents and Approvals; State Takeover Laws.

(a) Parent, Acquisition and the Company shall cooperate with one another in (i) determining whether any action by or in respect of, or filing with, any Governmental Entity is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any Contracts, in connection with the consummation of the transactions contemplated hereby and (ii) seeking timely to obtain any such actions, consents, approvals or waivers. Without limiting the generality of the foregoing, each of the parties hereto shall file or cause to be filed with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “Antitrust Division”) any notification required to be filed by it or its “ultimate parent” company under the HSR Act and the rules and regulations promulgated thereunder with respect to the transactions contemplated by this Agreement. Such parties will use their reasonable best efforts to make such filings promptly and to respond on a timely basis to any requests for additional information made by either of such agencies. Each of the parties hereto agrees to furnish the other with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and its affiliates and their respective representatives, on the one hand, and the FTC, the Antitrust Division or any other Governmental Entity or members or their respective staffs, on the other hand, with respect to the Merger, other than personal financial information filed therewith.

(b) Each party hereto shall cooperate and use its reasonable best efforts to promptly prepare and file all necessary documentation to effect all necessary applications, notices, petitions, filings and other documents, and use its reasonable best efforts to obtain (and will cooperate with each other in obtaining) any consent, acquiescence, authorization, order or approval of, or any exemption or nonopposition by, any Governmental Entity required to be obtained or made by Parent, Acquisition or the Company or any of their respective affiliates in connection with the Merger or the taking of any other action contemplated by this Agreement. The Company will use its reasonable best efforts to obtain prior to the Effective Time any consent, approval or waiver from third parties necessary to allow the Company and its Subsidiaries to continue operating their businesses as presently conducted as a result of the consummation of the transactions contemplated hereby.

(c) Each party hereto agrees to furnish the other with such necessary information and reasonable assistance as such other party and its affiliates may reasonably request in connection with their preparation of necessary filings, registrations or submissions of information to any Governmental Entities, including any filings necessary under the provisions of the HSR Act.

(d) The Company and its Board of Directors shall take all reasonable action within its control necessary to ensure that no “fair price,” “moratorium,” “control share acquisition” or other form of anti-takeover statute or regulation is or becomes applicable to this Agreement, the Merger or the transactions contemplated hereby. If any such statute or regulation becomes applicable to this Agreement or the transactions contemplated hereby, the Company and the members of its Board of Directors shall grant such approvals and take such actions to the extent permitted by Law so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated by this Agreement.

(e) Upon adoption of this Agreement by their respective stockholders, each of Acquisition and the Company shall cause its respective officers to make the acknowledgements and certifications required by Section 112D of the LBCL.

5.8 Notification of Certain Matters. Each party shall give prompt written notice to each other party (and, in the case of the Company, shall also provide prompt written notice to the Financing Sources) of (a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby, (b) notice or communication from any Governmental Entity in connection with the transactions contemplated hereby, (c) the occurrence, or failure to occur, of any event of which it becomes aware that has caused or could reasonably be expected to cause any representation or warranty of such party contained in this Agreement that is qualified as to materiality being or becoming as of any time between the date of this Agreement and the Effective Time untrue or inaccurate at such time in any respect or any such representation or warranty that is not so qualified being or becoming as of any time between the date of this Agreement and the Effective Time untrue or inaccurate in any material respect, (d) the failure of it to comply with or satisfy in any material respect any obligation to be complied with or satisfied by it under this Agreement or (e) the commencement or threat of any Company Litigation or any other Action which relates to the consummation of the transactions contemplated hereby or the issuance of any Order affecting the Company or any of its Subsidiaries or any of their respective properties or assets, in either case which, if pending, threatened or issued, as the case may be, on or prior to the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.1.

5.9 Continuation of Employee Benefits.

(a) From and after the Effective Time, the Surviving Corporation and its Subsidiaries will honor in accordance with their terms all of the existing employment, severance, consulting and salary continuation agreements that are set forth on Schedule 5.9(a) between the Company or any of its Subsidiaries and any current or former officer, director, employee or consultant of the Company or any of its Subsidiaries or group of such officers, directors, employees or consultants.

(b) Until the first anniversary of the Effective Time the Surviving Corporation will not materially and adversely alter the benefits (including health benefits, severance policies and general employment policies and procedures) that are available to employees of the Company and its Subsidiaries on the date hereof (other than modifications to any employee benefit plans in the ordinary course of business consistent with past practice and other than with respect to any issuance of equity or equity-based compensation or provision of any post-retirement medical coverage or U.S. qualified or non-qualified defined benefit pension plan coverage). Nothing in this Section 5.9(b) shall be deemed to prevent the Surviving Corporation or any of its Subsidiaries from making any change required by applicable Law.

(c) To the extent permitted under applicable Law, each employee of the Company or its Subsidiaries shall be given credit for all service with the Company or its Subsidiaries (or service credited by the Company or its Subsidiaries) prior to the Effective Time under all employee benefit plans, programs, policies and arrangements maintained by the Surviving Corporation and its Subsidiaries in which they participate or in which they become participants for purposes of eligibility, vesting and benefit accrual, except in each case to the extent this would result in duplication of benefit for the same period.

(d) This Section 5.9 shall survive the consummation of the Merger at the Effective Time and shall continue without limit except as expressly set forth herein. Nothing contained in this Section 5.9 or any other provision of this Agreement shall create any third party beneficiary rights in any employee, former employee or independent contractor (including any beneficiary or dependent thereof) of the Company, any of its Subsidiaries or the Surviving Corporation with respect to continued employment for any specified period of any nature or kind whatsoever. Nothing herein shall (i) guarantee employment for any period of time or preclude the ability of the Surviving Corporation to terminate any employee or independent contractor for any reason, (ii) except as set forth in Section 5.9(b), require the Surviving Corporation to continue any Plans, employee benefit plans or arrangements or prevent the amendment, modification or termination thereof after the Closing Date, or (iii) constitute an amendment to any Plan, employee benefit plans or arrangements.

5.10 Preparation of the Proxy Statement; Special Meeting.

(a) As soon as practicable following the date of this Agreement (but in any event no later than twenty (20) Business Days after the date hereof), the Company shall prepare in accordance with the provisions of the Exchange Act and file with the SEC the Proxy Statement and the parties hereto shall prepare in accordance with the provisions of the Exchange Act and file with the SEC the Schedule 13E-3. The parties will cooperate with each other in connection with the preparation of the Proxy Statement and the Schedule 13E-3. The Company will use its reasonable best efforts to have the Proxy Statement cleared by the SEC and mailed to its stockholders as promptly as practicable after such filing and the parties hereto will use their reasonable best efforts to have the Schedule 13E-3 cleared by the SEC as promptly as practicable after such filing. Each party agrees to correct any information provided by it for use in the Proxy Statement or the Schedule 13E-3 which shall have become false or misleading. The Company will as promptly as practicable notify Parent of (i) the receipt of any oral or written comments from the SEC and (ii) any request by the SEC for any amendment to the Proxy Statement or the Schedule 13E-3 or for additional information. The parties hereto shall provide each other with reasonable opportunity to review and comment on drafts of the Proxy Statement and the Schedule 13E-3 (including each amendment or supplement to either) and all responses to requests for additional information by and replies to comments of the SEC (provided that the Company shall (i) include in any such documents or responses all comments reasonably proposed by Parent and (ii) not file, mail or otherwise deliver such document or respond to the SEC or the staff of the SEC over Parent’s reasonable objection) prior to filing such with or sending such to the SEC, and the parties hereto will provide each other with copies of all such filings made and correspondence with the SEC. If at any time prior to the Effective Time, any information should be discovered by any party hereto which should be set forth in an amendment or supplement to the Proxy Statement or the Schedule 13E-3 so that the Proxy Statement or the Schedule 13E-3 would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and, to the extent required by applicable Law, an appropriate amendment or supplement describing such information shall be promptly filed by the Company with the SEC and disseminated by the Company to the stockholders of the Company.

(b) The Company shall, acting through its Board of Directors and in accordance with applicable Law and the Articles of Incorporation and the Bylaws of the Company, duly call, give notice of, convene and hold a special meeting of its stockholders (the “Special Meeting”) as promptly as practicable after the date hereof (and, in no event later than 35 days after the mailing of the Proxy Statement to the stockholders of the Company) for the purpose of considering and taking action upon this Agreement and the Merger and, subject to Section 5.2(d), shall take all lawful and commercially reasonable action to solicit proxies in favor of approval of this Agreement and the Merger. Subject to Section 5.2(d), the Board of Directors of the Company shall recommend approval of this Agreement and the Merger by the Company’s stockholders and shall include such recommendation, together with a copy of this Agreement and the opinion referred to in Section 3.1(n), in the Proxy Statement. Unless this Agreement is validly terminated in accordance with its terms pursuant to Article VII, the Company shall submit this Agreement to its shareholders at the Special Meeting even if the Board of Directors of the Company or the Special Committee shall have withdrawn, modified or qualified its recommendation thereof or otherwise effected an Adverse Recommendation Change or proposed or announced any intention to do so. If the Company properly exercises its right to terminate this Agreement in accordance with the terms of Section 7.1(g), the Company’s obligations pursuant to this Section 5.10(b) shall terminate.

5.11 Stockholder Litigation. The Company shall provide Parent with prompt notice of, and copies of all proceedings and correspondence relating to, any Action against the Company, any of its Subsidiaries or any of their respective directors or officers by any stockholder of the Company arising out of or relating to this Agreement or the transactions contemplated by this Agreement. The Company shall give Parent the opportunity to participate in the defense and settlement of any such Action, and no such settlement shall be agreed to without Parent’s prior written consent, which consent shall not be unreasonably withheld or delayed.

5.12 Payoff Letters. The Company shall use its reasonable best efforts to obtain customary payoff letters (each, a “Payoff Letter”) in form and substance reasonably satisfactory to Parent from all financial institutions and other Persons to which the Indebtedness of the Company or any Subsidiary of the Company set forth on Schedule 5.12 is outstanding, which Payoff Letters shall (i) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or other similar obligations related to such Indebtedness as of the Closing Date (the “Payoff Amount”) and (ii) state that all Liens in connection therewith relating to the assets, business or operations of the Company or any Subsidiary of the Company shall be, upon the payment of the Payoff Amount on the Closing Date, automatically released by all lenders.

5.13 Resignations. The Company shall obtain and deliver to Parent at the Closing evidence reasonably satisfactory to Parent of the resignation, effective as of the Effective Time, of all directors of the Company and those directors of any of its Subsidiaries designated by Parent to the Company in writing at least two (2) Business Days prior to the Closing.

5.14 Financing.

(a) Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or advisable to (i) satisfy on a timely basis all material terms, conditions, representations and warranties applicable to Parent set forth in the Commitment Letters that are within its control, (ii) maintain in effect the Commitment Letters, (iii) negotiate and enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Commitment Letters or on other terms acceptable to the Company not less favorable to Parent and not in violation of this Section 5.14 and (iv) subject to the satisfaction of the conditions set forth in Article VI and conditions to closing set forth in the Commitment Letters, consummate the Financings at the Closing; provided, however, that if funds in the amounts and on the terms set forth in the Commitment Letters become unavailable to Parent on the terms and conditions set forth therein, Parent shall use its commercially reasonable efforts to obtain alternative debt financing (the “Alternative Financing”) to the extent available in amounts and otherwise on terms and conditions no less favorable in the aggregate to Parent than as set forth in the Commitment Letters; provided, further, that in no event shall the breach of this covenant expand the Company’s rights in connection with the termination rights set forth in Section 7.1.

(b) The Company agrees to provide, and will cause its Subsidiaries and its and their respective officers and employees to provide, all necessary cooperation reasonably requested by Parent or Acquisition in connection with the arrangement of, and the negotiation of agreements with respect to, the Financings (including any Alternative Financings), including (i) preparing and furnishing to Parent and the entities that have committed to provide or otherwise entered into agreements in connection with the Debt Financing, including the parties to the Debt Commitment Letter and any joinder agreements or credit agreements relating thereto (collectively, the “Financing Sources”), as promptly as practicable all information as may be reasonably requested by Parent to assist in the preparation of the definitive documentation evidencing the Financings, (ii) by making available to Parent, Acquisition and the Financing Sources and their respective representatives, personnel (including for participation at organizational meetings, drafting sessions for offering memoranda and in presentations), documents and information (including financial statements) of the Company and its Subsidiaries as may reasonably be requested by Parent, Acquisition or the Financing Sources, (iii) if applicable, by cooperating with the Financing Sources in achieving a timely offering and/or syndication of the Financings (including any Alternative Financings) reasonably satisfactory to Parent and Acquisition and such Financing Sources, including participation in management presentation sessions, “road shows” and sessions with rating agencies, (iv) by using reasonable best efforts to cause the Company’s independent accountants to provide any reports, consents and comfort letters reasonably requested in connection with the Financings (including any Alternative Financings), (v) agreeing to enter into such agreements, including underwriting or placement agreements, pledge and security documents and other definitive financing documents, and to use reasonable best efforts to deliver such officer’s certificates, as are customary in financings of such type, (vi) agreeing to pledge, grant security interests in, and otherwise grant Liens on, the Company’s assets pursuant to such agreements as may be reasonably requested by the Financing Sources, (vii) providing assistance in obtaining any consents of third parties in connection with the Financings (including any Alternative Financings), (viii) assisting Parent in obtaining any legal opinions and solvency opinions to be delivered in connection with the Financings (including any Alternative Financings), (ix) assisting Parent in securing the cooperation of the independent accountants of the Company and its Subsidiaries, including with respect to the delivery of accountants’ comfort letters, (x) providing assistance in extinguishing existing Indebtedness of the Company and its Subsidiaries and releasing Liens securing such Indebtedness, in each case to take effect on or prior to the Effective Time, (xi) reasonably cooperating with the marketing and due diligence of Parent and the Financing Sources and their respective Related Parties in relation to the Financings and (xii) providing the financial information necessary for the satisfaction of the obligations and conditions set forth in the definitive documents with respect to the Financings (including any Alternative Financings) as promptly as practicable and in any event within the time periods required thereby. In addition, in conjunction with the obtaining of any of the Financings (including any Alternative Financings), the Company agrees, at the reasonable request of Parent, to call for prepayment or redemption, or to repay, redeem and/or renegotiate, as the case may be, any then existing Indebtedness of the Company and its Subsidiaries identified by Parent; provided, that such call or any agreement to repay, redeem, exercise and/or renegotiate may be rescinded if the Merger is not completed on or prior to the effective date of any such prepayment, repayment, redemption, exercise and/or renegotiation, as the case may be; provided, further, that the Company and its Subsidiaries shall not be required to make any non-cancelable payments in connection with such actions. Nothing in this Section 5.14 shall require the Company or any of its Subsidiaries to provide any assistance with respect to the Financings to the extent it would interfere unreasonably with the ongoing business or operations of the Company or any of its Subsidiaries. Parent and Acquisition hereby agree and acknowledge that the obtaining of the Financings (including any Alternative Financings) is not a condition of Parent and Acquisition to the consummation of the transactions contemplated by this Agreement but is subject to Section 5.3(c), Section 5.3(d) and Section 8.2. Parent shall indemnify and hold harmless the Company and its Subsidiaries, directors, officers, employees, representatives and advisors from and against any and all reasonable and documented losses, damages, claims, out-of-pocket costs or expenses suffered or incurred by any of them in connection with any action taken by them at the request of Parent or Acquisition pursuant to this Section 5.14 or in connection with the arrangement of the Financings (including any Alternative Financings) and any information utilized in connection therewith, except to the extent that such losses, damages, claims, costs or expenses, directly or indirectly, resulted from or arose out of the bad faith, gross negligence or willful misconduct of the Company or any of its Subsidiaries or where such liability relates to any information provided by the Company or any of its Subsidiaries in connection with any such Financing (or any Alternative Financing). The Company consents to the reasonable use of the Company’s and its Subsidiaries’ logos in connection with the arrangement of the Financings in a manner customary for such financing transactions.

5.15 Company Common Stock De-listing. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ to enable the delisting by the Surviving Corporation of the Company Common Stock from NASDAQ and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

5.16 Tax Matters. During the period from the date of this Agreement to the Effective Time, except to the extent that Parent shall otherwise consent in writing, the Company shall, and shall cause each of its Subsidiaries to:

(a) prepare and timely file all Tax Returns required to be filed by them on or before the Closing Date (“Post-Signing Returns”) in a manner consistent with past practice, except as otherwise required by a change in applicable Law;

(b) consult with Parent with respect to all Post-Signing Returns and deliver drafts of such Post-Signing Returns to Parent no later than ten Business Days prior to the date on which such Post-Signing Returns are required to be filed;

(c) fully and timely pay all Taxes due and payable in respect of such Post-Signing Returns that are so filed;

(d) properly reserve (and reflect such reserve in their books and records and financial statements), for all Taxes payable by them for which no Post-Signing Return is due prior to the Effective Time in a manner consistent with past practice; and

(e) promptly notify Parent of any federal, state, local or foreign income or franchise and any other Action pending or threatened against or with respect to the Company or any of its Subsidiaries in respect of any Tax matter, including Tax liabilities and refund claims, and not settle or compromise any such Tax matter or Action without Parent’s prior written consent.

ARTICLE VI

CONDITIONS PRECEDENT

6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction or waiver, where permitted by applicable Law, by each party hereto prior to the Effective Time of the following conditions:

(a) This Agreement shall have been adopted at the Special Meeting (or an adjournment thereof) by the Required Vote in accordance with applicable Law, the rules of NASDAQ and the articles of incorporation and by-laws of the Company.

(b) Any applicable waiting periods (including any extensions thereof) under the HSR Act shall have expired or been terminated, and all consents, approvals and actions of, filings with, and notices to, all Governmental Entities required of Parent, Acquisition or the Company or any of their respective Subsidiaries or other affiliates in connection with the transactions contemplated hereby shall have been made, obtained or effected, as the case may be.

(c) No Order or Law shall be in effect that has the effect of making the Merger or the other transactions contemplated hereby illegal or that otherwise restrains, prevents or restricts the consummation of the Merger or the other transactions contemplated hereby.

6.2 Conditions to the Obligation of Parent and Acquisition to Effect the Merger. The obligation of Parent and Acquisition to effect the Merger is further subject to the following conditions, any or all of which may be waived, in whole or in part by Parent and Acquisition in writing, on or prior to the Effective Time, to the extent permitted by applicable Law:

(a) (i) The representations and warranties of the Company set forth in Section 3.1(a) (other than as to qualification as a foreign entity in any jurisdiction), Section 3.1(b), Section 3.1(c)(i), Section 3.1(p), Section 3.1(q), Section 3.1(y) and Section 3.1(aa) (without giving effect to any materiality or “Company Material Adverse Effect” qualifications therein) shall be true and correct in all respects and (ii) all other representations and warranties of the Company set forth in this Agreement that are qualified as to materiality shall be true and correct, and the representations and warranties of the Company set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in each case, as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (provided that, to the extent any such representation or warranty speaks as of a specified date, it need only be true and correct as of such specified date) and Parent and Acquisition shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to the effect set forth in this paragraph.

(b) The Company shall have performed in all material respects the obligations required to be performed by it under this Agreement on or prior to the Closing Date and Parent and Acquisition shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to the effect set forth in this paragraph.

(c) There shall not be pending or threatened any Action by any Governmental Entity (i) challenging the acquisition by Parent or Acquisition of any shares of Company Common Stock, seeking to restrain or prohibit the consummation of the Merger, or seeking to place limitations on the ownership of shares of Company Common Stock by Parent or Acquisition or seeking to obtain from the Company, Parent or Acquisition any damages that are material to the Company, (ii) seeking to prohibit or materially limit the ownership or operation by the Company, Parent or any of their respective Subsidiaries of any portion of any business or of any properties or assets of the Company, Parent or any of their respective Subsidiaries, or to compel the Company, Parent or any of their respective Subsidiaries to divest or hold separate any portion of any business or of any properties or assets of the Company, Parent or any of their respective Subsidiaries, as a result of the Merger, (iii) seeking to prohibit Parent or any of its Subsidiaries from effectively controlling in any material respect the business or operations of the Company or any of its Subsidiaries or (iv) otherwise having, or being reasonably expected to have, a Company Material Adverse Effect.

(d) The Company shall have received all written consents, waivers and authorizations necessary to provide for the continuation in full force and effect after the Effective Time of all Contracts of the Company and its Subsidiaries listed on Schedule 6.2(d) hereof.

(e) There shall not have occurred after the date of this Agreement any effect, fact, condition, event, development, change or state of circumstances that has had or could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) The total number of Dissenting Shares shall not exceed ten percent (10%) of the issued and outstanding shares of Company Common Stock as of the Effective Time.

(g) The Company shall have delivered to Parent a certificate or certificates, in compliance with Treasury Regulation Section 1.1445-2, certifying that the transactions contemplated hereby are exempt from withholding under Section 1445 of the Code.

6.3 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the following conditions, any or all of which may be waived, in whole or in part by the Company in writing, on or prior to the Effective Time, to the extent permitted by applicable Law:

(a) (i) The representations and warranties of Parent and Acquisition set forth in Section 3.2(a), Section 3.2(e)(i) and Section 3.2(i) (without giving effect to any materiality or “Parent Material Adverse Effect” qualifications therein) shall be true and correct in all respects and (ii) all other representations and warranties of Parent and Acquisition set forth in this Agreement that are qualified as to materiality shall be true and correct, and the representations and warranties of Parent and Acquisition set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in each case, as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (provided that, to the extent any such representation or warranty speaks as of a specified date, it need only be true and correct as of such specified date) and the Company shall have received a certificate signed on behalf of Parent and Acquisition by their respective chief executive officers to the effect set forth in this paragraph.

(b) Parent and Acquisition shall have performed in all material respects the obligations required to be performed by them under this Agreement on or prior to the Closing Date and the Company shall have received a certificate signed on behalf of Parent and Acquisition by their respective chief executive officers to the effect set forth in this paragraph.

ARTICLE VII

TERMINATION AND ABANDONMENT

7.1 Termination and Abandonment. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after Company Stockholder Approval:

(a) by mutual written consent of the Company, Parent and Acquisition;

(b) by Parent or the Company, if any court of competent jurisdiction or other Governmental Entity shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger, and such Order or other action shall have become final and non-appealable;

(c) by Parent or the Company, if the Effective Time shall not have occurred on or before 5:00 p.m., Eastern Standard Time, on December 1, 2010 (the “Termination Date”); provided, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to any party whose failure to fulfill or whose breach of any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

(d) by Parent, if (i) any of the representations and warranties of the Company contained in this Agreement shall fail to be true and correct such that the condition set forth in Section 6.2(a) would not be satisfied, or (ii) the Company shall have breached or failed to comply with any of its obligations under this Agreement such that the condition set forth in Section 6.2(b) would not be satisfied (in either case, other than as a result of a breach by Parent or Acquisition of any of their respective obligations under this Agreement such that the conditions in Section 6.3(a) or Section 6.3(b) would not be satisfied) and such failure or breach with respect to any such representation, warranty or obligation cannot be cured or, if curable, shall continue unremedied for a period of twenty days after the Company has received written notice from Parent of the occurrence of such failure or breach (provided that in no event shall such twenty day period extend beyond the second day preceding the Termination Date); provided, that the right to terminate this Agreement under this Section 7.1(d) shall not be available to Parent if at the time of such termination Parent is in material breach of any of its representations, warranties or obligations hereunder;

(e) by the Company, if (i) any of the representations and warranties of Parent and Acquisition contained in this Agreement shall fail to be true and correct such that the condition set forth in Section 6.3(a) would not be satisfied, or (ii) Parent or Acquisition shall have breached or failed to comply with any of their respective obligations under this Agreement such that the condition set forth in Section 6.3(b) would not be satisfied (in either case, other than as a result of a breach by the Company of any of its obligations under this Agreement such that the conditions in Section 6.2(a) or Section 6.2(b) would not be satisfied) and such failure or breach with respect to any such representation, warranty or obligation cannot be cured or, if curable, shall continue unremedied for a period of twenty days after Parent has received written notice from the Company of the occurrence of such failure or breach (provided that in no event shall such twenty day period extend beyond the second day preceding the Termination Date); provided, that the right to terminate this Agreement under this Section 7.1(e) shall not be available to the Company if at the time of such termination the Company is in material breach of any of its representations, warranties or obligations hereunder;

(f) by Parent, if (i) the Board of Directors or any committee thereof shall have made an Adverse Recommendation Change, (ii) the Board of Directors of the Company or the Special Committee shall have failed to recommend to the Company’s stockholders that they approve this Agreement and the Merger at the Special Meeting or (iii) if the Board of Directors of the Company or any committee thereof resolves to take any of the foregoing actions;

(g) by the Company, at any time prior to obtaining the Company Stockholder Approval, upon the Board of Directors of the Company or the Special Committee resolving to enter into, subject to the terms of this Agreement, including Section 5.3, a definitive agreement with a third party in respect of a Company Acquisition Proposal (a “Permitted Alternative Agreement”); provided, that the Board of Directors of the Company or the Special Committee shall not be permitted to enter into such definitive agreement and terminate this Agreement pursuant to this Section 7.1(g) unless and until (i) the Company shall have complied with its obligations under Section 5.2, (ii) the Board of Directors of the Company or the Special Committee shall have determined in good faith (after consultation with its independent financial advisors and outside counsel) that such Company Acquisition Proposal constitutes a Superior Proposal and such action is necessary for the Board of Directors of the Company or the Special Committee to comply with its fiduciary duties to the stockholders of the Company under applicable Law, (iii) immediately following the Board of Directors of the Company or the Special Committee so resolving, the Company shall have so notified Parent in writing of the Company’s intention to enter into such Permitted Alternative Agreement and terminate this Agreement pursuant to this Section 7.1(g) and provided to Parent the identity of the Person making, and the most current version of such agreement and all related agreements, exhibits, schedules and other documents relating to, such Company Acquisition Proposal, (iv) during the Three Business Day Negotiation Period (it being understood and agreed that any amendment or modification to the terms of such Superior Proposal shall require a new notice of Superior Proposal and a new Three Business Day Negotiation Period), (A) the Company shall have offered to negotiate with (and, if accepted, negotiated with), and shall have instructed the Company Representatives to offer to negotiate with (and if accepted, negotiated with), Parent to attempt to make such adjustments in the terms and conditions of this Agreement as will enable the Company to proceed with this Agreement and (B) the Board of Directors of the Company or the Special Committee shall have taken into account any revised proposal made by Parent to the Company during the Three Business Day Negotiation Period and again shall have determined in good faith after consultation with its outside legal and financial advisors that the Superior Proposal from the third party giving rise to the Company’s notice (as the same may be modified or amended) remains a Superior Proposal and (v) such termination is made within three (3) Business Days following the Three Business Day Negotiation Period, if any. No termination pursuant to this Section 7.1(g) shall be effective unless the Company shall simultaneously make the payment required by Section 5.3(b) together with delivery of a written acknowledgment from each other party to the Permitted Alternative Agreement that it is aware of the amounts due Parent under Section 5.3(b) and that such party waives any right it may have to contest any such amounts payable under Section 5.3(b);

(h) by Parent or the Company, if the Special Meeting is held and the Company fails to obtain Company Stockholder Approval at the Special Meeting (or any reconvened meeting after any adjournment thereof); or

(i) by Parent on and after the 120th day after the date hereof (the “Accounting End Date”), if the Company has not delivered to Parent prior to the Accounting End Date (x) the Company’s restated audited financial statements for each of the fiscal years ended December 31, 2005-2009 (the “Restated Audited Financial Statements”), together with the unqualified opinion of the applicable independent auditor for each of such Restated Audited Financial Statements, which financial statements shall comply with the Exchange Act for inclusion in the Proxy Statement or (y) the SEC shall have agreed and acknowledged in writing that the Company’s existing audited financial statements for each of the fiscal years ended December 31, 2005-2009 do not require restatement; provided, that if Parent does not exercise its termination right under this Section 7.1(i)

within five (5) Business Days after the Accounting End Date, this Section 7.1(i) shall automatically terminate on the 6th Business Day after the Accounting End Date.

Any party desiring to terminate this Agreement shall give written notice of such termination to the other parties.

7.2 Effect of Termination. In the event of any termination of this Agreement by any party hereto as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no further liability or obligation hereunder on the part of any party hereto or their respective affiliates, officers, directors or stockholders, except that (a) the last sentence of Section 5.1(a), Section 5.3, this Section 7.2 and Article VIII shall survive such termination and (b) no such termination shall relieve any party from liability for a material and willful breach of any term or provision hereof but shall be subject to Section 5.3(c), Section 5.3(d) and Section 8.2 and the limitations contained in the Limited Guaranty. Notwithstanding anything contained herein to the contrary, no stockholder of the Company shall have any right (either on behalf of the Company or in its own right) to make any claim against the Company, Parent, Acquisition, the Financing Sources, the Guarantor or any of their respective Related Parties arising from the failure of the Closing to occur or the termination of this Agreement.

ARTICLE VIII

MISCELLANEOUS

8.1 Survival of Representations, Warranties, Covenants and Agreements. None of the representations, warranties, covenants and agreements contained in this Agreement or in any certificate or other instrument delivered pursuant to this Agreement shall survive the Effective Time except for covenants and agreements that contemplate performance after the Effective Time (which covenants and agreements shall survive in accordance with their terms).

8.2 Specific Performance.

(a) The parties hereto acknowledge and agree that any breach or threatened breach of the terms of this Agreement would give rise to irreparable harm for which money damages would not be an adequate remedy and accordingly the parties agree that, in addition to any other remedies, each party shall be entitled, subject to the terms hereof, to enforce the terms of this Agreement by a decree of specific performance without the necessity of proving the inadequacy of money damages as a remedy. Parent shall be entitled to assert any other relief available to it in the event of a breach or threatened breach of a covenant or agreement by the Company hereunder. Notwithstanding the foregoing or anything to the contrary in this Agreement, the Company may institute or prosecute an Action to enforce specific performance of the Closing if and only if (i) a Specified Financing Breach Termination Event set forth in clause (y) of the definition thereof has occurred and (ii) the Company has elected not to terminate this Agreement pursuant to the terms of Section 7.1 and not to collect the Financing Breach Termination Fee pursuant to Section 5.3(d).

(b) The Company hereby agrees that, prior to the Closing or the termination of this Agreement in accordance with its terms, Actions under Section 8.2(a) shall be its sole and exclusive remedy with respect to breaches by Parent or Acquisition of this Agreement, and that, except as provided in Section 8.2(c), the Company shall not seek or accept any other form of relief (including monetary damages) that may be available for breach by Parent or Acquisition, including any such relief as may be awarded by any Designated Court (as hereinafter defined) in connection with any Action related hereto. The Company hereby agrees that it shall not, directly or indirectly, institute, and shall cause its affiliates not to institute, any Action arising under, or in connection with (i) the Limited Guaranty against the Guarantor prior to (A) a Specified Financing Failure Termination Event, (B) a Specified Financing Breach Termination Event or (C) the termination of this Agreement as a result of Section 7.1(e) (other than at a time, if any, when the Financing Failure Termination Fee or the Financing Breach Termination Fee is payable, and in each such case Actions under the Limited Guaranty shall be the Company’s sole and exclusive remedy against Parent, Acquisition, the Financing Sources and any of their respective Related Parties) or (ii) the Equity Commitment Letter, which shall be solely for the benefit of Parent. For the avoidance of doubt, in no event shall Parent or Acquisition be required to pay more than one of the Financing Failure Termination Fee, the Financing Breach Termination Fee or the Breach Amount (as such term is defined in the Limited Guaranty).

(c) If the Company elects to seek specific performance to cause the Closing to occur when permitted to do so under Section 8.2(a) and a Designated Court has determined pursuant to a final, nonappealable judgment that Parent and Acquisition were required to consummate the Closing but such court has declined to specifically enforce the obligations of Parent and Acquisition to consummate the Closing under Section 8.2(a) pursuant to an action for specific performance brought against Parent or Acquisition under Section 8.2(a), then Parent shall pay the Financing Breach Termination Fee within seven (7) Business Days of such judgment; provided, however, that the Company shall not be entitled to receive the Financing Breach Termination Fee if, within seven (7) Business Days following such grant, Parent notifies the Company in writing that it agrees to consummate the Merger no later than fifteen (15) Business Days after the date of such written notice to the Company and, subject to the satisfaction of the conditions set forth in Section 6.1 and Section 6.2 in fact, consummates the Merger within such time period (and, if not so agreed or consummated, the Financing Breach Termination Fee shall then be due and payable). In addition, the Company agrees to cause any Action still proceeding to be dismissed with prejudice as of the Closing or at such other time as Parent consummates the Merger or pays the Financing Breach Termination Fee.

8.3 Notices. Any notice or communication required or permitted hereunder shall be in writing and shall be delivered personally, delivered by nationally recognized overnight courier service, sent by certified or registered mail, postage prepaid, or sent by facsimile (subject to electronic confirmation of such facsimile transmission and the sending (on the date of such facsimile transmission) of a confirmation copy of such facsimile by nationally recognized overnight courier service or by certified or registered mail, postage prepaid). Any such notice or communication shall be deemed to have been given (i) when delivered, if personally delivered, (ii) one Business Day after it is deposited with a nationally recognized overnight courier service, if sent by nationally recognized overnight courier service, (iii) the day of sending, if sent by facsimile prior to 5:00 p.m. (EST) on any Business Day or the next succeeding Business Day if sent by facsimile after 5:00 p.m. (EST) on any Business Day or on any day other than a Business Day or (iv) three Business Days after the date of mailing, if mailed by certified or registered mail, postage prepaid, in each case, to the following address or facsimile number, or to such other address or addresses or facsimile number or numbers as such party may subsequently designate to the other parties by notice given hereunder:

(a)	if to Parent or Acquisition, to:

c/o Wellspring Capital Management LLC
Lever House
390 Park Avenue
New York, New York 10022-4608
Attn: William F. Dawson, Jr.
Facsimile: (212) 318-9810

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
Attn: Angelo Bonvino, Esq.
Facsimile: (212) 757-3990

(b)	if to the Company, to:

OMNI Energy Services Corp.
4500 NE Evangeline Thwy.
Carencro, Louisiana 70520
Attn: Brian J. Recatto
Facsimile: (337) 896-6655

and

OMNI Energy Services Corp.
4500 NE Evangeline Thwy.
Carencro, Louisiana 70520
Attn: Richard C. White
Facsimile: (337) 896-6655

with a copy to each of:

Kelly Hart & Hallman LLP
Wells Fargo Plaza
1000 Louisiana Street, Suite 4700

Houston, Texas 77002
Attn: Charles Henry Still, Esq.
Facsimile: (713) 374-2040

Locke Lord Bissell & Liddell LLP
2800 JPMorgan Chase Tower
600 Travis
Houston, Texas 77002
Attn: David Taylor, Esq.
Facsimile: (713) 223-3717

8.4 Interpretation. As used herein, the words “hereof”, “herein”, “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and the words “Article”, “Section” and “Exhibit” are references to the articles, sections and exhibits of or to this Agreement unless otherwise specified. Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation”. Unless otherwise provided herein, each accounting term used in this Agreement has the meaning given to it in accordance with GAAP. All references to “$” shall be deemed references to United States dollars. As used in this Agreement, the term “affiliate” shall have the meaning set forth in Rule 12b-2 promulgated under the Exchange Act. When used herein, the phrase “to the knowledge of” any Person or any similar phrase means the actual knowledge of the officers and directors of such Person and such Person’s Subsidiaries and other individuals who have similar powers and duties as the officers of such Persons. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any agreement or statute referred to herein means such agreement or statute as from time to time amended, qualified or supplemented, including, in the case of statutes, by succession of comparable successor statutes. References to the Securities Act and to the Exchange Act are also references to the rules and regulations of the SEC promulgated thereunder. References to a Person are also to its successors and permitted assigns. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

8.5 Schedules. Unless otherwise indicated, capitalized terms used but not otherwise defined in the Schedules have their respective meanings set forth in this Agreement. The headings in the Schedules are for convenience of reference only and shall not affect the disclosures contained therein. However, any information disclosed therein under any section number is deemed disclosed and incorporated into any other section in the Schedules where it is reasonably apparent from a reading of the Schedule that such disclosure is applicable to such other section (except in the case of the disclosure qualifying the representation set forth on Section 3.1(l) which shall be set forth on Schedule 3.1(l)). References in the Schedules to any

contract or agreement shall refer to any and all amendments, restatements, supplements, other modifications, exhibits, attachments and schedules thereto. The inclusion of any information in any Schedule shall not be deemed an admission or acknowledgement by a party that such information is required to be listed in such section or is material to or outside the ordinary course of business, or is of a nature that could reasonably be expected to have a Company Material Adverse Effect, nor shall such information be deemed to establish a standard of materiality (and the actual standard of materiality may be higher or lower than the matters disclosed by such information). No information contained in the Schedules shall be deemed to be an admission by any party to any third party of any matter whatsoever (including any violation of Law or breach of contract). In addition, matters reflected in the Schedules are not necessarily limited to matters required by this Agreement to be reflected in the Schedules. Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature. In disclosing information in the Schedules, the parties expressly do not waive any attorney-client privilege associated with any such information or any protection of confidentiality afforded by the “work product doctrine” with respect to any of the matters disclosed or discussed therein.

8.6 Definitions. Each capitalized term listed below is defined in the corresponding Section of this Agreement:

Term	Section
2009 10-K	3.1(d)
Acceptable Confidentiality Agreement	5.2(l)
Acquisition	Preamble
Acquisition Common Stock	2.1(a)
Action	3.1(i)
Adverse Recommendation Change	5.2(d)
Agreement	Preamble
Alternative Financing	5.14(a)
Antitrust Division	5.7(a)
Board Meeting	3.1(q)
Book-Entry Shares	2.1(e)
Business Day	1.2
Capitalization Date	3.1(b)(i)
Certificate	2.1(e)
Certificates of Merger	1.3
Closing	1.2
Closing Date	1.2
COBRA	3.1(k)(vii)
Code	2.2(g)
Commitment Letters	3.2(c)
Company	Preamble
Company Acquisition Proposal	5.2(h)
Company Common Stock	Recitals
Company Intellectual Property	3.1(r)(i)
Company Leased Property	3.1(s)
Company Licensed Intellectual Property	3.1(r)(ii)

Term	Section
Company Litigation	3.1(i)
Company Material Adverse Effect	3.1(a)
Company Owned Intellectual Property	3.1(r)(i)
Company Owned Real Property	3.1(s)
Company Permit	3.1(h)
Company Preferred Stock	Recitals
Company Real Property	3.1(o)
Company Representatives	5.2(a)
Company Restricted Stock	3.1(b)(v)
Company SEC Documents	3.1(d)
Company Stock Options	3.1(b)(v)
Company Stockholder Approval	3.1(c)(i)
Company Termination Fee	5.3(b)
Confidentiality Agreement	5.1(a)
Contracts	3.1(w)
D&O Insurance	5.4(c)
Debt Commitment Letter	3.2(c)
Debt Financing	3.2(c)
Designated Courts	8.12(a)
DGCL	Recitals
Dissenting Shares	2.1(d)
Effective Time	1.3
Engagement Letter	3.1(aa)
Environmental Law	3.1(o)
Environmental Permits	3.1(o)
Equity Commitment Letter	3.2(c)
Equity Financing	3.2(c)
ERISA	3.1(k)(i)
ERISA Affiliate	3.1(k)(xii)
Exchange Act	3.1(c)(iii)
Excluded Party	5.2(i)
Excluded Shares	2.1(b)
Exclusivity Period Start Date	5.2(a)
Existing Indemnities	5.4(b)
Expenses	5.3(b)
Fiduciary Indemnities	5.4(a)
Financial Advisor	3.1(n)
Financing Breach Termination Fee	5.3(d)
Financing Failure Termination Fee	5.3(c)
Financing Sources	5.14(b)
Financings	3.2(c)
FTC	5.7(a)
GAAP	3.1(a)
Governmental Entity	3.1(c)(iii)
Guarantor	Recitals

Term	Section
Hazardous Substances	3.1(o)
HIPAA	3.1(k)(vii)
HSR Act	3.1(c)(iii)
Indebtedness	3.1(w)(iii)
Initial Notice	5.2(e)(ii)
Intellectual Property	3.1(r)(i)
Intervening Event	5.2(j)
Investments	3.1(b)(iv)
IP Infringement	3.1(r)(iii)
IP Licenses	3.1(r)(vi)(B)
Laws	3.1(c)(ii)
LBCL	Recitals
Liens	3.1(b)(iii)
Limited Guaranty	Recitals
Loan Agreement	3.1(a)
material and willful breach	5.3(b)
Material Contract	3.1(w)
Material Contracts	3.1(w)
Maximum Premium	5.4(c)
Meeting Date	3.1(f)
Merger	Recitals
Merger Consideration	2.1(c)
Merger Fund	2.2(a)
Multiemployer Plan	3.1(k)(ii)
Multiple Employer Plan	3.1(k)(ii)
NOLs	3.1(j)(xviii)
OMNI Energy Services Corp.	1.1
Orders	3.1(c)(ii)
Parent	Preamble
Parent Common Stock	2.1(c)
Parent Material Adverse Effect	3.2(e)(ii)
Parent Preferred Stock	2.1(c)
Paying Agent	2.2(a)
Payoff Amount	5.12
Payoff Letter	5.12
Permitted Alternative Agreement	7.1(g)
Person	3.1(a)
Plan	3.1(k)(i)
Post-Signing Returns	5.16(a)
Proxy Statement	3.1(c)(iii)
Record Date	3.1(p)
Related Parties	5.3(c)
Release	3.1(o)
Required Vote	3.1(p)
Rollover Agreement	2.1(c)

Term	Section
Rollover Shares	2.1(c)
Sarbanes-Oxley Act	3.1(e)(ii)
Schedule 13E-3	3.1(f)
SEC	3.1(c)(iii)
Securities Act	3.1(d)
Series A Stock	3.1(b)(i)
Series B Stock	3.1(b)(i)
Series C Stock	2.4(a)
Significant Customers	3.1(z)
Significant Suppliers	3.1(z)
Special Committee	Recitals
Special Meeting	5.10(b)
Specified Financing Breach Termination Events	5.3(d)
Specified Financing Failure Termination Event	5.3(c)
Stephens Letter	3.1(aa)
Stock Plans	3.1(b)(v)
Subsequent Transaction	5.3(b)
Subsidiary	3.1(a)
Superior Proposal	5.2(k)
Surviving Corporation	1.1
Tax Returns	3.1(j)(i)
Tax Sharing Agreements	3.1(j)(xi)
Taxes	3.1(j)(i)
Termination Date	7.1(c)
Three Business Day Negotiation Period	5.2(e)(ii)
Transaction Advisor	3.1(w)(ix)
Violation	3.1(c)(ii)
Voting Agreements	Recitals
WARN	3.1(v)
Warrant Holders	2.3(d)
Warrants	3.1(b)(v)
withdrawn	5.3(b)

8.7 Counterparts. This Agreement may be executed in two or more counterparts (and may be delivered by facsimile or portable document format (pdf)), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

8.8 Entire Agreement; No Third Party Beneficiaries. This Agreement, including the schedules hereto, together with the confidentiality and nondisclosure provisions of the Confidentiality Agreement, constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof (other than the confidentiality, restricted use and nondisclosure provisions of the Confidentiality Agreement which shall survive the execution and delivery of this Agreement). This Agreement shall be binding upon and inure to the benefit of each party hereto and to their respective successors and permitted assigns, and, except as provided in (i) Section 5.3(c) and Section 5.3(d), which are intended for the benefit of, and shall be enforceable by, the Financing Sources and the respective Related Parties of each of Parent, Acquisition and the Financing Sources, (ii) Sections 5.1, 5.14(b), 7.2, 8.8, 8.12 and 8.13, which are intended for the benefit of, and shall be enforceable by, each of the Financing Sources and their respective Related Parties and (iii) Section 5.4, which is intended for the benefit of, and shall be enforceable by, the Fiduciary Indemnities and the Existing Indemnities, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person other than the parties to this Agreement any other right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. The parties hereto further agree that the rights of the Fiduciary Indemnities and the Existing Indemnities under Section 5.4 shall not arise unless and until the Effective Time occurs.

8.9 Amendment. This Agreement may be amended, modified or supplemented, only by written agreement of Parent, Acquisition and the Company at any time prior to the Effective Time with respect to any of the terms contained herein; provided, that, after Company Stockholder Approval is obtained, no term or condition contained in this Agreement shall be amended or modified in any manner that by Law requires further approval by the stockholders of the Company without so obtaining such further stockholder approval.

8.10 Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed (a) extend the time for the performance of any of the obligations or other acts required hereby, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed by such party. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

8.11 Governing Law. This Agreement, and all claims arising hereunder or relating hereto, shall be governed and construed and enforced in accordance with the Laws of the State of Delaware, without giving effect to the principles of conflicts of Law thereof, except to the extent Laws of the State of Louisiana apply to the Company in connection with the Merger.

8.12 Submission to Jurisdiction; Waiver of Jury Trial.

(a) Each of the parties hereto irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware and the United States District Courts for the State of Delaware (the “Designated Courts”), in any action or proceeding arising out of or relating to this Agreement. Each of the parties hereto agrees that, subject to rights with respect to post-trial motions and rights of appeal or other avenues of review, a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each of the parties hereto irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in the Designated Courts. Each of the parties hereto irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. Notwithstanding anything in this Agreement to the contrary, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether at Law or equity, whether in contract, tort or otherwise, against the Financing Sources or any of their respective Related Parties in any way relating to this Agreement or any of the transactions contemplated by this Agreement (including any such action, cause of action or claim against the Financing Sources or any of their respective Related Parties arising out of or relating in any way to the Debt Commitment Letter or the performance thereof) in any forum other than the Supreme Court of the State of New York, County of New York, or if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

(b) THE PARTIES HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY (INCLUDING ANY DISPUTE ARISING UNDER THE DEBT COMMITMENT LETTER), WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES HERETO ACKNOWLEDGE THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP, THAT EACH HAS ALREADY RELIED ON THE WAIVER IN ENTERING INTO THIS AGREEMENT AND THAT EACH WILL CONTINUE TO RELY ON THE WAIVER IN THEIR RELATED FUTURE DEALINGS. THE PARTIES HERETO FURTHER WARRANT AND REPRESENT THAT EACH HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THE WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT OR TO ANY OTHER DOCUMENTS OR AGREEMENTS RELATING TO THE TRANSACTIONS CONTEMPLATED HEREBY. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE TRIAL BY JURY AND THAT ANY ACTION OR PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY SHALL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

8.13 Assignment. No party hereto shall assign this Agreement or any of its rights, interests or obligations hereunder (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto. Any assignment in violation of the foregoing shall be null and void. Notwithstanding the foregoing, (i) each of Parent and Acquisition may assign its rights and obligations to any of its affiliates (with prior written notice to the Company) and (ii) each of Parent and Acquisition may assign its rights hereunder as collateral security to any

Financing Source or other lender to Parent or Acquisition or an affiliate of Parent or Acquisition, but no such assignment shall relieve Parent or Acquisition, as the case may be, of any obligation or liability hereunder, and the Limited Guaranty shall, as a condition for any such assignment, be appropriately amended to the extent necessary to provide the same benefits to the Company as existed prior to such assignment.

8.14 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction, by final judgment no longer subject to review, to be invalid, illegal or incapable of being enforced, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as neither the economic nor legal substance of the transactions contemplated herein is affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the Company, Parent and Acquisition have caused this Agreement to be executed as of the date first above written by their respective officers thereunto duly authorized.

THE COMPANY:

OMNI ENERGY SERVICES CORP.

By:	/s/ Brian J. Recatto
	Name:	Brian J. Recatto
	Title:	President and Chief Executive Officer

Signature Page to Agreement and Plan of Merger

PARENT:

WELLSPRING OMNI HOLDINGS CORPORATION

By:	/s/ Joshua C. Cascade
	Name:	Joshua C. Cascade
	Title:	Secretary and Treasurer

ACQUISITION:

WELLSPRING OMNI ACQUISITION CORPORATION

By:	/s/ Joshua C. Cascade
	Name:	Joshua C. Cascade
	Title:	Secretary and Treasurer

Signature Page to Agreement and Plan of Merger

Exhibit A

Limited Guaranty

Exhibit B

Voting Agreements